2026 中期報告 INTERIM REPORT * 僅供識別 For identification purposes only XPeng Inc. （於開曼群島註冊成立以不同投票權控制的有限公司） 小鵬集團* 紐交所代號 NYSE : XPEV 港交所代號 HKEX : 9868 (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

CONTENTS Key Achievements Management Discussion and Analysis Report on Review of Interim Financial Information Unaudited Condensed Consolidated Balance Sheets Unaudited Condensed Consolidated Statement of Comprehensive Loss Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity Unaudited Condensed Consolidated Statement of Cash Flows Notes to the Unaudited Condensed Consolidated Financial Statements General Information Corporate Information Definitions 2 4 12 13 16 18 20 23 96 111 113

Key Achievements 2 XPeng Inc. OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 • Total deliveries of vehicles were 165,977 in the six months ended June 30, 2026, representing a decrease of 15.8% from 197,189 in the six months ended June 30, 2025. • XPENG’s physical sales network had a total of 740 stores, covering 257 cities as of June 30, 2026. • XPENG self-operated charging station network reached 3,780 stations, including 2,720 XPENG ultra-fast charging stations as of June 30, 2026. • Total revenues were RMB32.78 billion in the six months ended June 30, 2026, representing a decrease of 3.8% from RMB34.09 billion in the six months ended June 30, 2025. • Revenues from vehicle sales were RMB28.05 billion in the six months ended June 30, 2026, representing a decrease of 10.3% from RMB31.25 billion in the six months ended June 30, 2025. • Gross margin was 20.6% in the six months ended June 30, 2026, compared with 16.5% in the six months ended June 30, 2025. • Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenues, was 12.1% in the six months ended June 30, 2026, compared with 12.6% in the six months ended June 30, 2025. • Net loss was RMB3.12 billion in the six months ended June 30, 2026, compared with RMB1.14 billion in the six months ended June 30, 2025. Excluding share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB2.92 billion in the six months ended June 30, 2026, compared with RMB0.81 billion in the six months ended June 30, 2025. • Net loss attributable to ordinary shareholders of XPENG was RMB3.12 billion in the six months ended June 30, 2026, compared with RMB1.14 billion in the six months ended June 30, 2025. Excluding share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB2.92 billion in the six months ended June 30, 2026, compared with RMB0.81 billion in the six months ended June 30, 2025. • Basic and diluted net loss per American depositary share (ADS) were both RMB3.27 and basic and diluted net loss per ordinary share were both RMB1.63 for the six months ended June 30, 2026. Each ADS represents two Class A ordinary shares. • Non-GAAP basic and diluted net loss per ADS were both RMB3.06 and non-GAAP basic and diluted net loss per ordinary share were both RMB1.53 for the six months ended June 30, 2026. • Cash position1 was RMB40.48 billion as of June 30, 2026, compared with RMB47.66 billion as of December 31, 2025. 1 Cash position includes cash and cash equivalents, restricted cash, short-term investments and time deposits. Time deposits include restricted short-term deposits, short-term deposits, current portion and non-current portion of restricted long-term deposits, current portion and non-current portion of longterm deposits.

3 2 0 2 6 INTERIM REPORT Key Achievements RECENT DEVELOPMENTS Deliveries in July 2026 • Total deliveries were 38,027 vehicles in July 2026. • As of July 31, 2026, year-to-date total deliveries were 204,004 vehicles. Deliveries in August 2026 • Total deliveries were 39,107 vehicles in August 2026. • As of August 31, 2026, year-to-date total deliveries were 243,111 vehicles. Launch of MONA L03 On July 16, 2026, XPENG held the global launch event of MONA L03, the Next-Gen AI SUV Coupe, in Munich, Germany. Launch of XPENG G9L On September 17, 2026, XPENG launched the XPENG G9L, its large five-seater tech flagship SUV. Entering into the Dogotix Share Purchase Agreement On August 24, 2026, Dogotix entered into a share purchase agreement (the “Dogotix Share Purchase Agreement”) with, among others, certain subscribers, pursuant to which such subscribers conditionally agreed to subscribe for certain shares to be newly issued by Dogotix at an aggregate purchase price of US$900 million. For details, please refer to the announcement of the Company dated August 24, 2026, in relation to, among others, the Dogotix Share Purchase Agreement.

Management Discussion and Analysis 4 XPeng Inc. FINANCIAL REVIEW Total revenues were RMB32.78 billion in the six months ended June 30, 2026, representing a decrease of 3.8% from RMB34.09 billion in the six months ended June 30, 2025. Revenues from vehicle sales were RMB28.05 billion in the six months ended June 30, 2026, representing a decrease of 10.3% from RMB31.25 billion in the six months ended June 30, 2025. The year-over-year decrease was mainly attributable to lower vehicle deliveries. Revenues from services and others were RMB4.73 billion in the six months ended June 30, 2026, representing an increase of 67.1% from RMB2.83 billion in the six months ended June 30, 2025. The year-over-year increase was primarily attributable to the increased revenues from (i) technical research and development services (“technical R&D services”) rendered to a car manufacturer (the “Manufacturer”) with the successful achievement of certain key milestones in the current period, under the agreement entered into with the Manufacturer; and (ii) parts and accessories sales in line with higher accumulated vehicle sales. Cost of sales was RMB26.01 billion in the six months ended June 30, 2026, representing a decrease of 8.6% from RMB28.46 billion in the six months ended June 30, 2025. The year-over-year decrease was mainly in line with vehicle deliveries as described above. Gross margin was 20.6% in the six months ended June 30, 2026, compared with 16.5% in the six months ended June 30, 2025. Vehicle margin was 12.1% in the six months ended June 30, 2026, compared with 12.6% in the six months ended June 30, 2025. Services and others margin was 71.4% in the six months ended June 30, 2026, compared with 60.1% in the six months ended June 30, 2025. The year-over-year increase was primarily attributable to the aforementioned revenue from technical R&D services and parts and accessories sales. Research and development expenses were RMB5.82 billion in the six months ended June 30, 2026, representing an increase of 39.0% from RMB4.19 billion in the six months ended June 30, 2025. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models and AI-related technologies as the Company expanded its product portfolio to support future growth. Selling, general and administrative expenses were RMB4.38 billion in the six months ended June 30, 2026, representing an increase of 6.5% from RMB4.11 billion in the six months ended June 30, 2025. The year-over-year increase was mainly due to higher marketing and advertising expenses.

5 2 0 2 6 INTERIM REPORT Management Discussion and Analysis Other income, net was RMB0.32 billion in the six months ended June 30, 2026, representing a decrease of 59.1% from RMB0.78 billion in the six months ended June 30, 2025. The year-over-year decrease was primarily due to the decrease in receipt of government subsidies. Fair value gain (loss) on derivative liability relating to the contingent consideration was a gain of RMB0.10 billion in the six months ended June 30, 2026, compared with a loss of RMB0.08 billion in the six months ended June 30, 2025. This non-cash gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business. Loss from operations was RMB3.02 billion in the six months ended June 30, 2026, compared with RMB1.98 billion in the six months ended June 30, 2025. Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB2.82 billion in the six months ended June 30, 2026, compared with RMB1.65 billion in the six months ended June 30, 2025. Net loss was RMB3.12 billion in the six months ended June 30, 2026, compared with RMB1.14 billion in the six months ended June 30, 2025. Non-GAAP net loss, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB2.92 billion in the six months ended June 30, 2026, compared with RMB0.81 billion in the six months ended June 30, 2025. Net loss attributable to ordinary shareholders of XPENG was RMB3.12 billion in the six months ended June 30, 2026, compared with RMB1.14 billion in the six months ended June 30, 2025. Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB2.92 billion in the six months ended June 30, 2026, compared with RMB0.81 billion in the six months ended June 30, 2025. Basic and diluted net loss per ADS were both RMB3.27 in the six months ended June 30, 2026, compared with RMB1.20 in the six months ended June 30, 2025. Non-GAAP basic and diluted net loss per ADS were both RMB3.06 in the six months ended June 30, 2026, compared with RMB0.85 in the six months ended June 30, 2025. Balance Sheets As of June 30, 2026, the Company had a cash position of RMB40.48 billion, compared with RMB47.66 billion as of December 31, 2025.

6 XPeng Inc. Management Discussion and Analysis LIQUIDITY AND CAPITAL RESOURCES The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB3.12 billion and RMB1.14 billion for the six months ended June 30, 2026 and 2025, respectively. Accumulated deficit amounted to RMB45.91 billion as of June 30, 2026. Net cash used in operating activities was approximately RMB11.72 billion for the six months ended June 30, 2026 and net cash provided by operating activities was approximately RMB7.64 billion for the six months ended June 30, 2025, respectively. The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on the Hong Kong Stock Exchange, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion. In December 2023, with the completion of the investment by the Volkswagen, the Group received the net proceeds, after deducting related costs and expenses, of RMB5.02 billion. As of June 30, 2026, the balance of cash and cash equivalents, restricted cash, excluding RMB0.02 billion (December 31, 2025: RMB0.06 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB40.46 billion (December 31, 2025: RMB47.60 billion). The following table provides information regarding our cash flows for the six months ended June 30, 2026 and 2025: For the Six Months Ended June 30, 2026 2025 RMB RMB (RMB in thousands) Cash, cash equivalents and restricted cash at beginning of the period 23,401,103 21,739,664 Net cash (used in) provided by operating activities (11,724,809) 7,636,590 Net cash provided by (used in) investing activities 2,916,457 (5,387,364) Net cash provided by (used in) financing activities 6,985,023 (907,543) Effects of exchange rate changes on cash, cash equivalents and restricted cash (415,060) 259,220 Net (decrease) increase in cash, cash equivalents and restricted cash (2,238,389) 1,600,903 Cash, cash equivalents and restricted cash at end of the period 21,162,714 23,340,567

2026 INTERIM REPORT 7

Management Discussion and Analysis

INTEREST-BEARING BANK AND OTHER BORROWINGS

(i) Short-term Bank Loans

As of June 30, 2026, the Group's short-term borrowings from banks in the PRC amounted to RMB10.07 billion in aggregate. The effective interest rate of these borrowings was 1.31% per annum. As of December 31, 2025, the Group's short-term borrowings from banks in the PRC amounted to RMB4.28 billion in aggregate. The effective interest rate of these borrowings was 2.05% per annum.

(ii) Long-term Bank Loans

		As of June 30, 2026				As of December 31, 2025			
Ref.	**Company**	**Outstanding loan RMB in billion**	**Current portion according to the repayment schedule RMB in billion**	**Long-term portion RMB in billion**	**Effective interest rate**	Outstanding loan RMB in billion	Current portion according to the repayment schedule RMB in billion	Long-term portion RMB in billion	Effective interest rate
1	Zhaoqing Xiaopeng Motors Co., Ltd.	**0.38**	**0.01**	**0.37**	**4.00%**	1.26	0.51	0.75	3.63%
2	Zhaoqing Xiaopeng New Energy Investment Co., Ltd.	**3.89**	**0.12**	**3.77**	**2.41%**	1.28	0.52	0.76	3.26%
3	Guangzhou Xiaopeng Motors Financing Lease Co., Ltd.	**—**	**—**	**—**	**—**	0.14	0.14	–	3.80%
4	Guangdong Xiaopeng Motors Technology Group Co., Ltd.	**1.69**	**0.11**	**1.58**	**2.25%**	1.69	0.06	1.63	2.25%
5	Xiaopeng Motors Huazhong (Wuhan) Co., Ltd.	**2.01**	**0.25**	**1.76**	**3.15%**	2.10	0.22	1.88	3.15%
6	Guangzhou Pengyue Automobile Development Co., Ltd.	**0.91**	**0.02**	**0.89**	**3.05%**	0.87	0.02	0.85	3.08%
7	Guangzhou Xiaopeng New Energy Motors Co., Ltd.	**0.76**	**0.15**	**0.61**	**3.87%**	0.82	0.10	0.72	4.00%
	Total	**9.64**	**0.66**	**8.98**	**—**	8.16	1.57	6.59	–

8 XPeng Inc. Management Discussion and Analysis As of June 30, 2026, the Group obtained secured borrowings from several banks of RMB9.64 billion in aggregate. The maturity dates ranged from July 2026 to June 2035. As of December 31, 2025, the Group obtained secured borrowings from several banks of RMB8.16 billion in aggregate. The maturity dates ranged from January 2026 to June 2035. Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. As of June 30, 2026 and December 31, 2025, the aggregate sum of loans receiving government-subsidized interest amounted to RMB2.94 billion and RMB3.48 billion, respectively. For the six months ended June 30, 2026 and 2025, the Group recognized the subsidies to reduce the related interest expenses as incurred or to reduce the interest expenses capitalized in the construction costs of certain manufacturing plant or base, if any. (iii) Asset-backed Securities (“ABS”) In March 2024 and October 2024, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the “ABS transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the ABS transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of June 30, 2026, the balance of current and non-current portion of the ABS were RMB0.05 billion and nil, respectively. As of December 31, 2025, the balance of current and non-current portion of the ABS were RMB0.27 billion and RMB0.002 billion, respectively. As of June 30, 2026, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rates, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders. TREASURY POLICY If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, it may seek to issue equity or debt securities or obtain credit facilities. PLEDGE OF ASSETS As of June 30, 2026, the Group pledged restricted cash and restricted deposits of RMB9.62 billion (December 31, 2025: RMB8.44 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou plants, Wuhan base and Zhaoqing plants, the land use right of Wuhan base, Guangzhou plants, and Guangzhou Xiaopeng technology park and the equipments of Wuhan base were secured for the long-term bank loan with a total appraised value of RMB6.60 billion (December 31, 2025: RMB5.80 billion).

9 2 0 2 6 INTERIM REPORT Management Discussion and Analysis GEARING RATIO Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2026, the gearing ratio of the Group is 73.2% (December 31, 2025: 41.8%). MATERIAL INVESTMENTS AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS For the six months ended June 30, 2026, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2026). As of June 30, 2026, the Group did not have other plans for material investments and capital assets. CAPITAL COMMITMENTS AND CAPITAL EXPENDITURE As of June 30, 2026, the Group had capital commitments amounting to RMB1.63 billion for the acquisition of property, plant and equipment, which were primarily for Guangzhou and Zhaoqing plants and Wuhan base, and RMB0.09 billion for other investments. CONTINGENT LIABILITIES As of June 30, 2026, the Group did not have any material contingent liabilities. MATERIAL ACQUISITION AND DISPOSAL For the six months ended June 30, 2026, the Group did not have any material acquisitions and disposals. RISK MANAGEMENT Foreign Exchange Risk The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar or HK dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchange rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars and the U.S. dollar-denominated other receivables held by the Group and its subsidiaries whose functional currency is Renminbi. The Group enters into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the six months ended June 30, 2026, the Group entered into foreign exchange forward contracts and currency swap contracts, which were not qualified for hedge accounting. As of June 30, 2026, the Group held foreign exchange forward contracts and currency swap contracts, which were not qualified for hedge accounting.

10 XPeng Inc. Management Discussion and Analysis To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into the U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group. Interest Rate Risk The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk. During the Reporting Period, the Group had not used any financial instrument to hedge its exposure to interest rate risk. EMPLOYEES AND REMUNERATION POLICIES The following table sets forth the breakdown of the Group’s employees by function as of June 30, 2026: Function Number of Employees Research and development 8,735 Sales and marketing 5,432 Manufacturing 5,616 General and administration 60 Operation 789 Total 20,632 The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

11 2 0 2 6 INTERIM REPORT Management Discussion and Analysis The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees. BUSINESS OUTLOOK While macro uncertainties persist into the second half of 2026, we believe that near-term challenges will not alter the long-term growth prospects for intelligent mobility and Physical AI in China and globally. We are convinced that our upcoming suite of products and technologies will increasingly demonstrate XPENG’s unwavering long-term commitment to advancing electrification, artificial intelligence, and integrated software and hardware innovation. Leveraging our full-stack Physical AI architecture, we will continue to advance our technologies and expand our product portfolio across smart EVs, robotaxis, and humanoid robots, accelerating the deployment of Physical AI at scale and exploring broader applications in future mobility and smart living. We remain committed to delivering innovative products and experiences that combine leading-edge technology, brilliant design, safety, and an exceptional user experience. Report on Review of Interim Financial Information

12 XPeng Inc. To the Board of Directors of XPeng Inc. (incorporated in the Cayman Islands with limited liability) Introduction We have reviewed the interim financial information set out on pages 13 to 95, which comprises the interim condensed consolidated balance sheet of XPeng Inc. (the “Company”) and its subsidiaries (together, the “Group”) as of June 30, 2026 and the interim condensed consolidated statement of comprehensive loss, the interim condensed consolidated statement of changes in shareholders’ equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America (“U.S. GAAP”). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” as issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP. PricewaterhouseCoopers Certified Public Accountants Hong Kong, August 24, 2026 Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data)

2026 INTERIM REPORT 13

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2026 RMB	As of December 31, 2025 RMB
ASSETS			
Current assets			
Cash and cash equivalents	2(g)	**14,238,387**	17,329,612
Restricted cash	2(h)	**6,924,327**	6,071,491
Short-term deposits	2(i)	**7,780,960**	11,388,834
Restricted short-term deposits		**1,207,694**	296,277
Short-term investments	2(k), 5	**1,537,877**	3,217,293
Long-term deposits, current portion	2(i)	**4,485,471**	3,020,317
Restricted long-term deposits, current portion	18	**—**	600,472
Derivative assets	5	**46,884**	—
Accounts and notes receivable, net	6	**1,140,279**	1,996,917
Installment payment receivables, net, current portion	12	**3,729,175**	3,553,054
Inventory	7	**13,729,266**	10,380,668
Amounts due from related parties	26	**165,426**	102,219
Prepayments and other current assets, net	8	**6,519,738**	5,296,673
Total current assets		**61,505,484**	63,253,827
Non-current assets			
Long-term deposits	2(i)	**2,815,695**	4,263,542
Restricted long-term deposits	18	**1,488,663**	1,468,708
Property, plant and equipment, net	9	**17,874,208**	13,527,237
Right-of-use assets, net		**1,172,310**	3,730,921
Intangible assets, net	10	**3,985,127**	4,253,168
Land use rights, net	11	**3,475,115**	3,216,526
Installment payment receivables, net	12	**6,145,671**	6,496,020
Long-term investments	13	**2,708,224**	2,523,037
Other non-current assets	14	**415,819**	429,644
Total non-current assets		**40,080,832**	39,908,803
Total assets		**101,586,316**	103,162,630

XPeng Inc. 14 Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data) As of June 30, As of December 31, 2026 2025 Note RMB RMB LIABILITIES Current liabilities Short-term borrowings 18 10,070,000 4,282,000 Accounts payable 15 15,721,318 18,001,675 Notes payable 16 13,993,642 19,161,724 Amounts due to related parties 26 397 1,064 Income taxes payable 65,560 44,682 Derivative liabilities 5 199,834 281,009 Operating lease liabilities, current portion 305,387 445,901 Finance lease liabilities, current portion 75,910 55,581 Deferred revenue, current portion 21 1,698,642 1,463,065 Long-term borrowings, current portion 18 706,156 1,837,950 Accruals and other liabilities 17 12,468,572 12,538,698 Total current liabilities 55,305,418 58,113,349 Non-current liabilities Long-term borrowings 18 8,983,337 6,588,865 Operating lease liabilities 2,068,806 4,246,599 Finance lease liabilities 4,649,369 740,576 Deferred revenue 21 1,354,301 1,206,014 Deferred tax liabilities 330,341 330,353 Other non-current liabilities 19 1,885,892 1,568,284 Total non-current liabilities 19,272,046 14,680,691 Total liabilities 74,577,464 72,794,040 Commitments and contingencies 27

2 0 2 6 INTERIM REPORT 15 Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data) As of June 30, As of December 31, 2026 2025 Note RMB RMB SHAREHOLDERS’ EQUITY Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,567,388,524 and 1,562,944,610 shares issued, 1,564,662,874 and 1,559,991,508 shares outstanding as of June 30, 2026 and December 31, 2025, respectively) 22 106 105 Class B Ordinary shares (US$0.00001 par value; 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively) 22 21 21 Additional paid-in capital 71,532,962 71,236,011 Statutory and other reserves 161,535 137,720 Accumulated deficit (45,912,689) (42,767,710) Accumulated other comprehensive income 1,226,917 1,762,443 Total shareholders’ equity 27,008,852 30,368,590 Total liabilities and shareholders’ equity 101,586,316 103,162,630 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements. Unaudited Condensed Consolidated Statement of Comprehensive Loss (All amounts in thousands, except for share and per share data)

XPeng Inc. 16 For the Six Months Ended June 30, 2026 2025 Note RMB RMB Revenues Vehicle sales 20 28,045,797 31,252,994 Services and others 20 4,731,577 2,832,039 Total revenues 32,777,374 34,085,033 Cost of sales(1) Vehicle sales (24,657,041) (27,327,991) Services and others (1,354,258) (1,130,182) Total cost of sales (26,011,299) (28,458,173) Gross profit 6,766,075 5,626,860 Operating expenses(1) Research and development expenses 2(t) (5,821,431) (4,186,868) Selling, general and administrative expenses 2(u) (4,379,922) (4,113,305) Other income, net 2(w) 319,499 781,442 Fair value gain (loss) on derivative liability relating to the contingent consideration 98,775 (84,225) Total operating expenses, net (9,783,079) (7,602,956) Loss from operations (3,017,004) (1,976,096) Interest income 473,912 599,451 Interest expenses (289,467) (204,096) Fair value gain on derivative assets or derivative liabilities 36,868 — Investment gain on long-term investments 13 28,740 104,054 Exchange (loss) gain from foreign currency transactions (274,023) 273,132 Other non-operating income, net 11,442 23,729 Loss before income tax (expenses) benefit and share of results of equity method investees (3,029,532) (1,179,826) Income tax (expenses) benefit 24 (83,532) 1,430 Share of results of equity method investees 13 (8,100) 36,596 Net loss (3,121,164) (1,141,800) Net loss attributable to ordinary shareholders of XPeng Inc. (3,121,164) (1,141,800)

2 0 2 6 INTERIM REPORT 17 Unaudited Condensed Consolidated Statement of Comprehensive Loss (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2026 2025 Note RMB RMB Net loss (3,121,164) (1,141,800) Other comprehensive loss Foreign currency translation adjustment, net of tax (535,526) (42,124) Total comprehensive loss attributable to XPeng Inc. (3,656,690) (1,183,924) Comprehensive loss attributable to ordinary shareholders of XPeng Inc. (3,656,690) (1,183,924) Weighted average number of ordinary shares used in computing net loss per ordinary share Basic and diluted 25 1,911,657,495 1,900,912,109 Net loss per ordinary share attributable to ordinary shareholders Basic and diluted 25 (1.63) (0.60) (1) Share-based compensation was allocated in cost of sales and operating expenses as follows: For the Six Months Ended June 30, 2026 2025 Note RMB RMB Cost of sales 557 363 Selling, general and administrative expenses 158,787 78,407 Research and development expenses 137,608 167,733 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements. Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity (All amounts in thousands, except for share and per share data)

XPeng Inc. 18 Additional Paid-in Capital Statutory and Other Reserves Accumulated Other Comprehensive Income Accumulated Deficit Total Shareholders’ Equity Ordinary Shares Treasury Shares Shares Par Value Shares Par Value Note RMB RMB RMB RMB RMB RMB RMB Balance as of December 31, 2025 1,911,652,867 127 (2,953,102) (1) 71,236,011 137,720 1,762,443 (42,767,710) 30,368,590 Share-based compensation 23 — — — — 296,952 — — — 296,952 Issuance of treasury shares 22 3,843,914 1 (3,843,914) (1) — — — — — Transfer from treasury shares to outstanding ordinary shares for vested RSUs 22 — — 4,071,366 1 (1) — — — — Issuance of ordinary shares for vested RSUs 22 600,000 — — — — — — — — Foreign currency translation adjustment, net of tax — — — — — — (535,526) — (535,526) Net loss — — — — — — — (3,121,164) (3,121,164) Appropriations to reserves — — — — — 23,815 — (23,815) — Balance as of June 30, 2026 1,916,096,781 128 (2,725,650) (1) 71,532,962 161,535 1,226,917 (45,912,689) 27,008,852

2 0 2 6 INTERIM REPORT 19 Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity (All amounts in thousands, except for share and per share data) Additional Paid-in Capital Statutory and Other Reserves Accumulated Other Comprehensive Income Accumulated Deficit Total Shareholders’ Equity Ordinary Shares Treasury Shares Shares Par Value Shares Par Value Note RMB RMB RMB RMB RMB RMB RMB Balance as of December 31, 2024 1,900,417,619 126 (2,304,862) (1) 70,671,685 95,019 2,093,508 (41,585,549) 31,274,788 Share-based compensation 23 — — — — 246,503 — — — 246,503 Issuance of treasury shares 22 5,123,584 1 (5,123,584) (1) — — — — — Transfer from treasury shares to outstanding ordinary shares for vested RSUs 22 — — 3,698,538 1 (1) — — — — Issuance of ordinary shares for vested RSUs 22 668,208 — — — — — — — — Foreign currency translation adjustment, net of tax — — — — — — (42,124) — (42,124) Net loss — — — — — — — (1,141,800) (1,141,800) Appropriations to reserves — — — — — 16,822 — (16,822) — Balance as of June 30, 2025 1,906,209,411 127 (3,729,908) (1) 70,918,187 111,841 2,051,384 (42,744,171) 30,337,367 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements. Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except for share and per share data)

XPeng Inc. 20 For the Six Months Ended June 30, 2026 2025 Note RMB RMB Cash flows from operating activities Net loss (3,121,164) (1,141,800) Adjustments to reconcile net loss to net cash (used in) provided by operating activities: Depreciation of property, plant and equipment 9 937,419 870,588 Amortization of intangible assets 10 297,804 285,633 Amortization of right-of-use assets 239,166 256,577 Amortization of land use rights 11 44,922 37,756 (Gain) loss on disposal of property, plant and equipment 2(l) (1,414) 9,511 Loss on disposal of intangible asset 1,588 — Impairment of property, plant and equipment — 71,889 Current expected credit (loss reversal) loss of accounts receivable 2(j) (16,847) 12,004 Current expected credit loss of installment payment receivables 2(j) 25,395 17,607 Current expected credit loss of other current and non-current assets 2(j) 13,629 3,558 Inventory write-downs 7 278,305 298,123 Exchange loss (gain) from foreign currency transactions 274,023 (273,132) Interest income (32,535) (72,899) Share-based compensation 23 296,952 246,503 Fair value gain on derivative assets or derivative liabilities (36,868) — Fair value (gain) loss on derivative liability relating to the contingent consideration (98,775) 84,225 Investment gain on long-term investments 13 (28,740) (104,054) Share of results of equity method investees 13 8,100 (36,596) Changes in operating assets and liabilities: Accounts and notes receivable 873,485 673,233 Inventory (3,623,103) (1,446,802) Amounts due from related parties (63,207) (9,802) Prepayments and other current assets (1,155,769) (102,649) Other non-current assets 5,307 (1,452) Accounts payable (2,280,357) 1,777,278 Notes payable (5,168,082) 5,829,101 Deferred revenue 383,864 444,856 Operating lease liabilities (243,257) (196,224) Accruals and other liabilities 5,148 1,385,439 Other non-current liabilities 291,170 (987,147) Installment payment receivables 148,833 (265,498) Amounts due to related parties (667) (8,380) Deferred tax liabilities (12) (11,579) Income taxes payable 20,878 (9,277) Net cash (used in) provided by operating activities (11,724,809) 7,636,590

2 0 2 6 INTERIM REPORT 21 Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2026 2025 Note RMB RMB Cash flows from investing activities Maturity (placement) of short-term deposits 3,267,236 (617,813) Placement of restricted short-term deposits (1,207,000) (323,100) Maturity of restricted short-term deposits 296,000 110,000 Placement of long-term deposits (24,348) (1,780,000) Placement of restricted long-term deposits — (550,000) Maturity of restricted long-term deposits 550,000 — Maturity (placement) of short-term investments 1,708,229 (834,811) Purchase of property, plant and equipment (1,562,498) (1,381,606) Receipt of government subsidy related to assets 40,265 37,214 Maturity of derivative assets and derivative liabilities 15,837 — Purchase of intangible assets (5,235) (7,690) Disposal of property, plant and equipment 98,295 8,408 Disposal of long-term investment 13 536 — Cash paid for long-term investments 13 (199,125) (12,791) Purchase of retained asset-backed notes and securities 13 (65,000) (44,750) Proceeds from maturities of retained asset-backed note and securities 13 25,827 9,575 Cash paid for an asset acquisition, net of cash acquired (22,562) — Net cash provided by (used in) investing activities 2,916,457 (5,387,364)

XPeng Inc. 22 Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2026 2025 Note RMB RMB Cash flows from financing activities Proceeds from borrowings 12,882,440 3,861,640 Repayments of borrowings (5,831,762) (4,737,416) Repayments of finance lease liabilities (65,655) (31,767) Net cash provided by (used in) financing activities 6,985,023 (907,543) Effects of exchange rate changes on cash, cash equivalents and restricted cash (415,060) 259,220 Net (decrease) increase in cash, cash equivalents and restricted cash (2,238,389) 1,600,903 Cash, cash equivalents and restricted cash at beginning of the period 23,401,103 21,739,664 Cash, cash equivalents and restricted cash at end of the period 21,162,714 23,340,567 Supplemental disclosure of cash flows information Cash paid for interest, net of amounts capitalized (337,580) (268,494) Acquisition of property, plant and equipment included in liabilities 1,535,006 1,202,283 Cash paid for income taxes (36,997) (8,104) The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2 0 2 6 INTERIM REPORT Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 23 1. Organization and Nature of Operations (a) Principal activities XPeng Inc. (“XPeng” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”. XPeng is a leading global Physical AI company, dedicated to bringing artificial intelligence into the physical world. Powered by its full-stack technology capabilities, XPeng develops an expansive product portfolio spanning smart EVs, robotaxis, and humanoid robots for future mobility and smart living. The company manufactures its vehicles through its own plants in Zhaoqing, Guangzhou, and its manufacturing base in Wuhan. As of June 30, 2026, XPeng conducts its primary operations in the People’s Republic of China (“PRC”) while expanding its global capabilities across R&D, sales, and services to serve users worldwide. (b) Initial Public Offering and Global Offering In August and December 2020, the Company completed its initial public offering (“IPO”) and follow-on offering (“FO”) on the New York Stock Exchange (“NYSE”). In July 2021, the Company completed its global offering (“Global Offering”), including the Hong Kong Public Offering and the International Offering, on the Stock Exchange of Hong Kong Limited (“HKEX”).

24 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs

As of June 30, 2026, the Company's principal subsidiaries and VIEs are as follows:

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Issued and fully paid share capital	Equity interest held	Principal activities
Guangzhou Chengxingzhidong Motors Technology Co., Ltd. ("**Chengxing**")	PRC	January 9, 2015	RMB3,222,800	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd. ("**Xiaopeng Technology**")	PRC	May 12, 2016	RMB6,126,316	100%	Design and technology development
Guangzhou Xiaopeng Motors Manufacturing Co., Ltd.	PRC	April 7, 2017	RMB150,000	100%	Design and technology development
Guangzhou Xiaopeng Autopilot Technology Co., Ltd.	PRC	November 18, 2019	RMB1,000,000	100%	Technology development
Guangzhou Xiaopeng Smart Charge Technology Co., Ltd.	PRC	June 22, 2020	RMB4,771,000	100%	Smart charging technology development
Guangzhou Zhipeng Manufacturing Co., Ltd.	PRC	January 14, 2021	RMB1,500,000	100%	Manufacturing of vehicles
Xiaopeng New Energy Motors Sales (Guangzhou) Co., Ltd.	PRC	June 14, 2023	RMB50,000	100%	Vehicle wholesale and retail
Zhaoqing Xiaopeng New Energy Investment Co., Ltd. ("**Zhaoqing Xiaopeng New Energy**")	PRC	February 13, 2020	RMB8,000,000	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Motors Co., Ltd. ("**Zhaoqing Xiaopeng**")	PRC	May 18, 2017	RMB9,000,000	100%	Manufacturing of battery pack
Xiaopeng Motors Sales Co., Ltd. ("**Xiaopeng Motors Sales**")	PRC	January 8, 2018	RMB3,500,000	100%	Vehicle wholesale and retail

2026 INTERIM REPORT 25

Notes to the Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

As of June 30, 2026, the Company's principal subsidiaries and VIEs are as follows (continued):

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Issued and fully paid share capital	Equity interest held	Principal activities
Xiaopeng Motors Huazhong (Wuhan) Co., Ltd. ("**Wuhan Xiaopeng**")	PRC	April 30, 2021	RMB4,000,000	100%	Technology development and vehicle retail
Wuhan Xiaopeng Smart Manufacturing Co., Ltd.	PRC	August 16, 2021	RMB1,500,000	100%	Manufacturing of battery pack and electric drive system
Wuhan Xiaopeng Motors Trading Co., Ltd.	PRC	April 23, 2025	RMB10,000	100%	Export trading
Shenzhen Xiaopeng Motors Supply Chain Management Co., Ltd	PRC	January 5, 2024	RMB10,000	100%	Export trading
XPeng Huitian Holding Limited	BVI	October 12, 2020	–	100%	Investment holding
Dogotix Inc.	BVI	October 9, 2023	US$2	100%	Investment holding
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	–	100%	Investment holding
XPeng European Holding B.V	Netherlands	January 28, 2021	EUR214,378	100%	Investment holding

(1) The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

26 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

As of June 30, 2026, the Company's principal subsidiaries and VIEs are as follows (continued):

	Place of incorporation	Date of incorporation or acquisition	Principal activities
VIEs			
Guangzhou Zhipeng IoV Technology Co., Ltd. ("**Zhipeng IoV**") (Note 1(c)(i))	PRC	May 23, 2018	Business of development and the operation of an Internet of Vehicles network
Guangzhou Yidian Smart Mobility Technology Co., Ltd. ("**Yidian Smart Mobility**") (Note 1(c)(ii))	PRC	May 24, 2018	Business of provision of online-hailing services through online platform
Guangzhou Xintu Technology Co., Ltd. ("**Xintu Technology**") (Note 1(c)(i))	PRC	April 27, 2021	Surveying and mapping
Guangdong Intelligent Insurance Agent Co., Ltd. ("**GIIA**", formerly known as Qingdao Miaobao Insurance Agency Co., Ltd.) (Note 1(c)(iii))	PRC	July 22, 2022	Insurance agency
VIEs' subsidiaries			
Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. ("**Zhipeng Kongjian**", formerly known as Jiangsu Zhitu Technology Co., Ltd., a subsidiary of Xintu Technology) (Note 1(c)(i))	PRC	June 23, 2021	Surveying and mapping
Guangzhou Pengxiao Technology Co., Ltd. ("**Guangzhou Pengxiao Technology**", a subsidiary of Zhipeng IoV) (Note 1(c)(i))	PRC	October 11, 2024	Business of development and the operation of an Internet of Vehicles network

2 0 2 6 INTERIM REPORT 27 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (i) Zhipeng IoV which is primarily engaged in the business of development and the operation of an Internet of Vehicles network was established by two shareholders of the Company (the “Zhipeng IoV’s Nominee Shareholders”) on May 23, 2018. On May 28, 2018, Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Zhipeng IoV to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Management concluded that Zhipeng IoV is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Zhipeng IoV and shall consolidate the financial results of Zhipeng IoV in the Group’s unaudited condensed consolidated financial statements under U.S. GAAP. On April 27, 2021, Zhipeng IoV established Xintu Technology and became the only shareholder of Xintu Technology. On June 23, 2021, Xintu Technology acquired 100% of the equity interest of Zhipeng Kongjian which possesses surveying and mapping qualification certificate, which is determined to be an asset acquisition. On August 12, 2021, Guangzhou Kuntu Technology Co., Ltd. (“Kuntu Technology”), a company controlled by the Zhipeng IoV’s Nominee Shareholders, acquired 100% of the equity interest of Xintu Technology from Zhipeng IoV. On the same day, Xiaopeng Technology, Xintu Technology and Kuntu Technology entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Xintu Technology. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Xintu Technology to direct the activities that most significantly impact Xintu Technology’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Xintu Technology. Management concluded that Xintu Technology is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Xintu Technology and shall consolidate the financial results of Xintu Technology in the Group’s unaudited condensed consolidated financial statements under U.S. GAAP. As of June 30, 2026, Xintu Technology did not have significant operations, nor any material assets or liabilities.

XPeng Inc. 28 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (i) (continued) On September 6, 2021, Xiaopeng Technology (wholly owned by the Company) acquired 50% equity interests in Zhipeng IoV from Zhipeng IoV’s Nominee Shareholders. At the same time, the aforementioned contractual agreements had been modified to reflect the change of equity interests in Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. On April 20, 2024, the original Nominee Shareholders of Zhipeng IoV changed to a new Nominee Shareholder, who is an employee from the Group, and the aforementioned contractual agreements had been modified to reflect the change of nominee shareholders of Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s new Nominee Shareholder entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements, coupled with its 50% equity interest, result in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Zhipeng IoV, to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Accordingly, the Company continued to consolidate the financial results of Zhipeng IoV under U.S. GAAP. On October 11, 2024, Zhipeng IoV established a wholly-owned subsidiary, Guangzhou Pengxiao Technology. As of June 30, 2026, Zhipeng IoV did not have significant operations, nor any material assets or liabilities. (ii) Yidian Smart Mobility which is primarily engaged in the business of provision of online-hailing services through online platform was established by two shareholders of the Company (the “Yidian Smart Mobility’s Nominee Shareholders”) on May 24, 2018. On May 28, 2018, Guangzhou Xiaopeng Smart Mobility Technology Co., Ltd, (“Xiaopeng Smart Mobility”), Yidian Smart Mobility, and Yidian Smart Mobility‘s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Smart Mobility to exercise the equity owner’s rights over Yidian Smart Mobility. These agreements provide the Company, as the only shareholder of Xiaopeng Smart Mobility, with a controlling financial interest under ASC 810 in Yidian Smart Mobility to direct the activities that most significantly impact Yidian Smart Mobility’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Smart Mobility. Management concluded that Yidian Smart Mobility is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Smart Mobility and shall consolidate the financial results of Yidian Smart Mobility in the Group’s unaudited condensed consolidated financial statements under U.S. GAAP.

2 0 2 6 INTERIM REPORT 29 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (ii) (continued) On September 10, 2021, Xiaopeng Smart Mobility (wholly owned by the Company) acquired 50% equity interests in Yidian Smart Mobility from Yidian Smart Mobility’s Nominee Shareholders. At the same time, the aforementioned contractual agreements have been modified to reflect the change of equity interests in Yidian Smart Mobility. Xiaopeng Smart Mobility, Yidian Smart Mobility, and Yidian Smart Mobility’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Smart Mobility to exercise the equity owner’s rights over Yidian Smart Mobility. On April 20, 2024, the original Nominee Shareholders of Yidian Smart Mobility changed to a new Nominee Shareholder, who is an employee from the Group, and the aforementioned contractual agreements had been modified to reflect the change of nominee shareholders of Yidian Smart Mobility. Xiaopeng Smart Mobility, Yidian Smart Mobility, and Yidian Smart Mobility’s new Nominee Shareholder entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Smart Mobility to exercise the equity owner’s rights over Yidian Smart Mobility. These agreements, coupled with its 50% equity interest, result in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Yidian Smart Mobility, to direct the activities that most significantly impact Yidian Smart Mobility’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Smart Mobility. Accordingly, the Company continued to consolidate the financial results of Yidian Smart Mobility under U.S. GAAP. As of June 30, 2026, Yidian Smart Mobility did not have significant operations, nor any material assets or liabilities. (iii) GIIA, primarily engaged in the business of insurance agency services and established in 2007, was acquired by Guangzhou Xuetao Enterprise Management Co., Ltd. (“Guangzhou Xuetao”), a company jointly established by the former senior vice president of the Company and his spouse (the “GIIA’s Nominee Shareholders”). On July 22, 2022, Xiaopeng Motors Sales (wholly owned by the Company), Guangzhou Xuetao and GIIA’s Nominee Shareholders entered into a cooperation agreement that Guangzhou Xuetao irrevocably authorized Xiaopeng Motors Sales to exercise the 100% equity owner’s rights over GIIA. The agreement provides the Company, as the only shareholder of Xiaopeng Motors Sales, with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. As a result of this contractual arrangement, management concluded that GIIA is a VIE of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group’s unaudited condensed consolidated financial statements under U.S. GAAP.

XPeng Inc. 30 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (iii) (continued) On January 31, 2024, this cooperation agreement was terminated and new contractual agreements that irrevocably authorized Xiaopeng Motors Sales to exercise the equity owner’s rights over GIIA, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney, were entered into among GIIA, Xiaopeng Motors Sales, Guangzhou Xuetao and a new nominee shareholder of Guangzhou Xuetao, who is the Group’s employee. These agreements provide the Company, as the only shareholder of Xiaopeng Motors Sales, with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. Management concluded that GIIA is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group’s unaudited condensed consolidated financial statements under U.S. GAAP. As of June 30, 2026, GIIA did not have significant operations, nor any material assets or liabilities. (d) Liquidity The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB3,121,164 and RMB1,141,800 for the six months ended June 30, 2026 and 2025, respectively. Accumulated deficit amounted to RMB45,912,689 and RMB42,767,710 as of June 30, 2026 and December 31, 2025, respectively. Net cash used in operating activities was approximately RMB11,724,809 for the six months ended June 30, 2026. Net cash provided by operating activities was approximately RMB7,636,590 for the six months ended June 30, 2025. The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its IPO and FO on NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11,409,248 and RMB15,980,227, respectively. In July 2021, with the completion of its Global Offering on HKEX, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of Hong Kong dollar (HK$)15,823,315.

2 0 2 6 INTERIM REPORT 31 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (d) Liquidity (continued) In December 2023, with the completion of the strategic minority investment by Volkswagen Group (“Volkswagen”), the Group received the net proceeds, after deducting related costs and expenses, of RMB5,019,599. As of June 30, 2026, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB15,554 restricted as to withdrawal or use for legal disputes, short-term deposits, restricted short-term deposits, current portion of restricted long-term deposits, short-term investments, and current portion of long-term deposits was RMB36,159,162. Management concluded that its existing balance of cash and cash equivalents, short-term deposits, restricted short-term deposits, current portion of restricted long-term deposits, short-term investments and current portion of long-term deposits as of June 30, 2026, provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the unaudited condensed consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. 2. Summary of Significant Accounting Policies (a) Basis of presentation The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2026, results of operations and cash flows for the six months ended June 30, 2026 and 2025. The consolidated balance sheets as of December 31, 2025 have been derived from the audited financial statements at that date but do not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for interim periods are not necessarily indicative of the results expected for the full fiscal year or for any future period.

XPeng Inc. 32 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (b) Principles of consolidation The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investees under a statute or agreement among the shareholders or equity holders. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. (c) Use of estimates The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of the most likely amount of variable considerations of revenue contracts, the determination of the total estimated contracts costs to complete technical research and development services contracts, the determination of the discount rate used to adjust the promised amount of consideration for the effects of a significant financing component, the determination of warranty provision, lower of cost and net realizable value of inventory, losses on purchase commitments relating to inventory, assessment for impairment of long-lived assets and intangible assets, useful lives and residual values of long-lived assets and finite-lived intangible assets, determination of the fair value of derivative liability relating to the contingent consideration in business combination, fair value of assets and liabilities acquired or assumed in business combination, fair value of assets and liabilities acquired or assumed in asset acquisition, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses, determination of the fair value of debt investments accounted for under the fair value option model as well as subsequent adjustments for equity investments without readily determinable fair values and not accounted for by the equity method.

2 0 2 6 INTERIM REPORT 33 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (c) Use of estimates (continued) Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates. (d) Functional currency and foreign currency translation The Company uses Renminbi (“RMB”) as its reporting currency. The functional currencies of the Company and its subsidiaries which are incorporated in the Cayman Islands, British Virgin Islands, United States, Hong Kong and other regions is United States dollars (“US$”) or their respective local currencies, while the functional currencies of the other subsidiaries and VIEs which are incorporated in the PRC are RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters. Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited condensed consolidated statement of comprehensive loss. The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the unaudited condensed consolidated statement of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income in the unaudited condensed consolidated statement of changes in shareholders’ equity.

XPeng Inc. 34 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (e) Business combinations and goodwill The Group accounts for business combinations under ASC 805, Business Combinations. Business combinations are recorded using the acquisition method of accounting, and the transaction consideration of an acquisition is determined based upon the aggregate fair value at the date of exchange of the assets transferred, liabilities incurred, and equity instruments issued, including any consideration contingent upon future events as defined. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the total transaction consideration over the aggregate fair value of the acquired identifiable net assets is recorded as goodwill. If the total transaction consideration is less than the fair values of the net assets of the subsidiaries acquired, the difference is recognized directly in the unaudited condensed consolidated statement of comprehensive loss. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by performing the quantitative test through comparing each reporting unit’s fair value to its carrying value, including goodwill. No impairment provision was made related to the Group’s goodwill for the six months ended June 30, 2026 and 2025. (f) Fair value Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability. The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value: Level I — Quoted prices in active markets for identical assets or liabilities.

2 0 2 6 INTERIM REPORT 35 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (f) Fair value (continued) Level II — Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities. Level III — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Financial assets and liabilities that are measured at amortized cost primarily consist of cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposit, short-term investments, accounts and notes receivable, installment payment receivables, long-term deposits, restricted long-term deposits, other assets, accounts payable, notes payable, short-term borrowings, finance lease liabilities, operating lease liabilities, accruals and other liabilities and long-term borrowings. As of June 30, 2026 and December 31, 2025, the carrying values of these financial instruments, except for other non-current assets, noncurrent portion of long-term deposits, non-current portion of restricted long-term deposit, non-current portion of long-term borrowings, and non-current portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments. Financial assets and liabilities that are measured at fair value on a recurring basis consist of short-term investments, equity investments with readily determinable fair values, debt investments that are accounted for under the fair value option model, derivative assets and derivative liabilities.

XPeng Inc. 36 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (f) Fair value (continued) All of the Group’s short-term investments, which are comprised primarily of structured deposits and bank financial products, are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate, gold market price national debt or benchmark interest rates. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as interest rates and currency rates. Equity investments with readily determinable fair values (Note 13) are valued using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy. The Group has debt investments that are accounted for under the fair value option model (Note 13) and a derivative liability relating to certain contingent consideration, which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings. Such debt investments and derivative liability are classified within Level III of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values. The Group’s retained asset-backed notes and securities (Note 13) and derivative financial instrument assets and liabilities are carried at fair value, which are classified within Level II and valued using directly or indirectly observable inputs in the market place. Financial assets that are measured at fair value on a non-recurring basis consist of investments without readily determinable fair value (Note 5). Such investments are classified within Level III of the fair value hierarchy and the Group adopts certain valuation techniques using significant unobservable inputs to measure their respective fair values. (g) Cash and cash equivalents Cash and cash equivalents represent cash on hand, deposits that are available for withdrawal at any time without prior notice or penalty and highly liquid investments placed with banks or other financial institutions. All components are unrestricted as to withdrawal and use, and such investments have original maturities of three months or less.

2 0 2 6 INTERIM REPORT 37 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (g) Cash and cash equivalents (continued) Cash and cash equivalents as reported in the unaudited condensed consolidated statement of cash flows are presented separately on the unaudited condensed consolidated balance sheets as follows: As of June 30, 2026 As of December 31, 2025 Amount RMB equivalent Amount RMB equivalent Cash and cash equivalents: RMB 9,424,334 9,424,334 14,152,511 14,152,511 US$ 439,599 2,994,064 222,584 1,564,499 EUR 150,485 1,168,834 114,337 941,620 Others not applicable 651,155 not applicable 670,982 Total 14,238,387 17,329,612 As of June 30, 2026 and December 31, 2025, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, United States and Europe. (h) Restricted cash Restricted cash primarily represents bank deposits for letters of guarantee, bank notes, bank borrowings and others amounted to RMB6,908,773 and RMB6,015,854 as of June 30, 2026 and December 31, 2025, respectively. In addition, restricted cash includes certain deposits, amounting to RMB15,554 and RMB55,637 as of June 30, 2026 and December 31, 2025, respectively, that are restricted due to legal disputes. (i) Short-term and long-term deposits Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the unaudited condensed consolidated statement of comprehensive loss during the periods presented. As of June 30, 2026 and December 31, 2025, substantially all of the Group’s short-term deposits amounting to RMB7,780,960 and RMB11,388,834, respectively, had been placed in reputable financial institutions in the PRC.

XPeng Inc. 38 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (i) Short-term and long-term deposits (continued) Long-term deposits represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the unaudited condensed consolidated statement of comprehensive loss during the periods presented. As of June 30, 2026 and December 31, 2025, substantially all of the Group’s long-term deposits amounting to RMB7,301,166 and RMB7,283,859, respectively, had been placed in reputable financial institutions in the PRC, out of which, RMB4,485,471 and RMB3,020,317 will be due within one year and are classified to “Long-term deposits, current portion”, respectively. (j) Current expected credit losses The Group’s cash and cash equivalents, restricted cash, time deposits in bank, accounts and notes receivable, amounts due from related parties, other current assets, installment payment receivables, and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposits, installment payment receivables and others aforementioned, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions and supportable forecasts of future economic conditions in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter end based on the Group’s specific facts and circumstances. For the six months ended June 30, 2026 and 2025 the Group recorded RMB22,177 and RMB33,169 in expected credit loss expense in selling, general and administrative expenses, respectively. As of June 30, 2026, the expected credit loss provision recorded in current and non-current assets were RMB98,306 and RMB77,065, respectively. As of December 31, 2025, the expected credit loss provision recorded in current and non-current assets were RMB142,328 and RMB75,357, respectively. For Installment payment receivables related to aggregate receivables of the installment payments for auto financing, the Group classified its installment payment receivables into different categories from performing to non-performing based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. The lifetime current expected credit losses for the installment payment receivables was determined by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. As of June 30, 2026 and December 31, 2025, the majority of the installment payment receivables had been categorized as performing since the customers had a low risk of default, a strong capacity to meet contractual cash flows and had no past due repayments and the amounts of installment payment receivables of non-performing categories were immaterial.

2 0 2 6 INTERIM REPORT 39 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (j) Current expected credit losses (continued) The Group considers historical credit loss rates for each category of receivables, other current assets, installment payment receivables related to technical research and development services, and other non-current assets and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case basis for particular aged receivable balances. The Group’s expected credit loss of cash and cash equivalents, restricted cash, time deposits in bank, amounts due from related parties and notes receivable within the scope of ASC Topic 326 were immaterial. The following table summarizes the activity in the allowance for credit losses related to accounts receivable, other current assets, installment payment receivables and other non-current assets for the six months ended June 30, 2026 and 2025: For the Six Months Ended June 30, 2026 RMB Balance as of December 31, 2025 217,685 Current period provision 22,177 Transfer-out due to derecognition of financial assets (12,976) Write-offs (51,515) Balance as of June 30, 2026 175,371 For the Six Months Ended June 30, 2025 RMB Balance as of December 31, 2024 119,798 Current period provision 33,169 Transfer-out due to derecognition of financial assets (6,407) Write-offs (8,195) Balance as of June 30, 2025 138,365

XPeng Inc. 40 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (k) Short-term investments For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected as “Interest income” in the unaudited condensed consolidated statement of comprehensive loss. The Group’s short-term investments in financial instruments were RMB1,537,877 and RMB3,217,293 as of June 30, 2026 and December 31, 2025, respectively. (l) Property, plant and equipment, net Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful lives of the assets. Residual value rate is determined to 0%–50% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost. Estimated useful lives Buildings 10 to 20 years Machinery and equipment 2 to 10 years Charging infrastructure 3 to 5 years Vehicles 1.5 to 10 years Computer and electronic equipment 2 to 10 years Leasehold improvements Shorter of the lease terms or the estimated useful lives Others 2 to 5 years Depreciation for molds and toolings is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive units of the related assets. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

2 0 2 6 INTERIM REPORT 41 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (l) Property, plant and equipment, net (continued) Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the unaudited condensed consolidated statement of comprehensive loss. Gain on the disposal of property, plant and equipment amounting to RMB1,414 were reversal in operating expenses for the six months ended June 30, 2026, and loss on the disposal of property, plant and equipment amounting to RMB9,511 were recognized in operating expenses for the six months ended June 30, 2025, respectively. (m) Intangible assets, net Intangible assets consist of manufacturing license, software, license of maintenance and overhauls, vehicle model technology (“VMT”), vehicle platform technology (“VPT”), robotics platform technology and other intangible assets. Intangible assets with finite lives, including software, license of maintenance and overhaul, VPT, VMT, robotics platform technology and other intangible assets, are carried at acquisition cost less accumulated amortization and impairment, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of intangible assets with finite lives is computed using the straight-line method over the estimated useful lives as below: Estimated useful lives Software 2 to 10 years License of maintenance and overhauls 26 months VPT 10 years VMT 5 years Robotics platform technology 10 years Others 5 to 10 years

XPeng Inc. 42 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (m) Intangible assets, net (continued) The Group estimates the useful life of the software to be 2 to 10 years, VMT to be 5 years, VPT and robotics platform technology to be 10 years, based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets. The Group estimates the useful life of the license of maintenance and overhaul to be 26 months based on the contract terms. The Group estimates the useful life of other intangible assets to be 5 to 10 years, based on the laws and regulations by registration authorities. The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed. Intangible assets that have indefinite useful lives are manufacturing license, and others, as of June 30, 2026. No useful life was determined in the contract terms when the Group acquired the manufacturing license and others. The Group expects that such intangible assets are unlikely to be terminated and will continue to be renewed as a matter of course based on industry experience, and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite. In August, 2024, the Group completed the associated research and development efforts and a determination related to commercial feasibility of the vehicle model technology under development (“VMTUD”) acquired through business combination and estimated the useful life of VMTUD. The VMTUD was transferred into VMT as finite-lived intangible assets aforementioned. The Group evaluates indefinite-lived intangible assets annually as of each balance sheet date to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electronic vehicle industry in China, the Group’s improving sales performance, the stable macroeconomic conditions in China and the Group’s future manufacturing plans, the Group determined that it is not likely that the manufacturing license, and others were impaired as of June 30, 2026 and December 31, 2025, respectively. As such, no impairment of indefinite-lived intangible assets was recognized for the six months ended June 30, 2026 and 2025.

2 0 2 6 INTERIM REPORT 43 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (n) Land use rights, net Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 20 to 50 years that represent the terms of land use rights certificate. (o) Long-term investments Equity Method Investments The Group applies the equity method to account for its equity investments, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest. Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include current economic and market conditions, the financial condition and operating performance of the equity method investees, and other company specific information. The Group’s long-term investments also include other equity investments, over which the Group has neither significant influence nor control, and debt investments. Equity Investments with Readily Determinable Fair Values Equity investments with readily determinable fair values are measured and recorded at fair value using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy.

XPeng Inc. 44 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (o) Long-term investments (continued) Equity Investments without Readily Determinable Fair Values The Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known. Debt Investments The Group elected to account for certain debt investments under the fair value option model including preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option model are carried at fair value with unrealized gains and losses recorded in the unaudited condensed consolidated statement of comprehensive loss. Interest income from debt investments is recognized in earnings using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. The Group’s debt securities including retained asset-backed notes and securities are reported at fair value, and subsequent changes in the fair value are recognized through net income. (p) Impairment of long-lived assets Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

2 0 2 6 INTERIM REPORT 45 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (q) Warranties The Group provides a manufacturer’s standard warranty on all vehicles sold, primarily in Chinese Mainland. The Group accrues a warranty reserve for the vehicles sold by the Group, which includes the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the unaudited condensed consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the unaudited condensed consolidated statement of comprehensive loss. The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606. (r) Revenue recognition Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance: • provides all of the benefits received and consumed simultaneously by the customer; • creates and enhances an asset that the customer controls as the Group performs; or • does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

XPeng Inc. 46 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. The Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the Group’s pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract is allocated by the Group to all performance obligations as conditions under ASC 606-10-32-37 to allocate the discount to one or more, but not all, of the performance obligations are not met. When either party to a contract has performed, the Group presents the contract in the unaudited condensed consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily result from the multiple performance obligations identified in the vehicle sales contract, which are recorded as deferred revenue and recognized as revenue based on the consumption of the services or the delivery of the goods.

2 0 2 6 INTERIM REPORT 47 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Vehicle sales The Group generates revenue from sales of vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within 2 to 6 years, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPeng-branded supercharging stations, lifetime warranty of battery and customer loyalty point, which are defined by the Group’s sales policy and accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer. In the instance that some eligible customers select to pay by installments for vehicles or batteries under an auto financing program provided to the customers by the Group, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The Group allocates the financing amount to all performance obligations proportionately based on their relative selling prices, as conditions prescribed under ASC 606-10-32-37 are not met. Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as services and others. The overall contract price of vehicle, and related products and services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the vehicle and household charging pile is recognized at a point in time, when the control of the vehicle is transferred to the customer and the charging pile is installed at customer’s designated location. For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, the Group recognizes revenue over time based on a cost-to-cost method. For the free battery charging within 2 to 6 years and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPeng-branded supercharging stations, the Group recognizes the revenue over time based on a straight-line method during the expected useful life of the vehicle.

XPeng Inc. 48 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Vehicle sales (continued) Initial refundable deposits for intention orders and non-refundable deposits for vehicle reservations received from customers prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, if the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount relating to those unperformed obligations. At the same time, advances from customers are classified as a contract liability (deferred revenue) as part of the consideration. Services and others Other services included services embedded in sales contracts, supercharging service, maintenance service, technical support services, technical research and development services and second-hand vehicle sales service. These services are recognized either over time or point in time, as appropriate, under ASC 606. The Group licenses a car manufacturer with right to use its in-house developed platform and technology, and provides technical research and development services to integrate the Group’s technology into the car manufacturer’s vehicles and platforms. Before the start of production of the car manufacturer’s vehicles (“SOP”), the Group provides technical research and development (“R&D”) services, provides license of its owned intellectual property, or transfers its know-how pack to the car manufacturer. The Group concludes that the licensing and know-how pack transfers are bundled with technical R&D services as one single performance obligation, since the customer cannot benefit from the licenses and know-how pack either on its own or together with other resources that are readily available to itself. The licensing involved in the post-SOP phase primarily represents the right to enable the car manufacturer’s vehicles produced and sold with the technology and software developed based on the Group’s owned intellectual property. Other promises identified in the post-SOP phase are immaterial in the context of the contract. For those contracts with sales-based royalties, the sales-based royalty revenue is recognized when the car manufacturer’s subsequent sales occur.

2 0 2 6 INTERIM REPORT 49 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Services and others (continued) For contracts pursuant to which the Group creates an asset with no alternate use to the Group and has an enforceable right to payment from the car manufacturer for performance completed to date, licenses and technical R&D services revenue is recognized over a period of the contract based on the progress towards completion of the performance obligation using input method, which is measured by reference to the contract costs incurred for the work performed up to the end of the reporting period as a percentage of the total estimated costs to complete the contract. Contract costs contain labor cost, material cost and other direct costs. Fees entitled by the Group upon or post SOP of the car manufacturer’s vehicles are considered as variable consideration as there are binary outcomes regarding the fee entitlement. The Group estimates the amount of variable consideration using the most likely amount method and includes the estimated amount in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Upon the achievement of certain contractual milestones during the year ended December 31, 2025, the Group determined that it was highly probable that including certain portions of the milestone-based variable consideration under the R&D services contract in the transaction price would not result in a significant reversal of cumulative revenue recognized and, accordingly, included such consideration in the transaction price. Following the achievement of further contractual milestones during the six months ended June 30, 2026, the Group reassessed the variable consideration and determined, on the same basis, that another milestone-based variable consideration was no longer constrained and, accordingly, included such consideration in the transaction price. The remaining portions are excluded from the transaction price based on an assessment of facts and circumstances existing at the reporting date. The Group reassesses and updates its estimate at each reporting date until the uncertainty is resolved. Sales-based royalties are recognized when the subsequent sales by the car manufacturer occur. As a result of changes in the estimates of variable consideration, the Group recognized revenue of RMB680,183 and nil during the six months ended June 30, 2026 and 2025, respectively, in respect of performance obligations satisfied in prior periods. A portion of the consideration is paid in installments, which provides the customer with a significant benefit of financing. In this circumstance, the contract contains a significant financing component. Consequently, the transaction price is adjusted to reflect the time value of money using an applicable discount rate (i.e., a rate reflecting the credit characteristics of the party receiving financing in the contract). The rate to be used is determined at contract inception and is not reassessed. Receivables related to these installment payments are recognized as installment payment receivables. The difference between the gross receivable and its present value is recorded as unearned finance income. Interest income resulting from arrangements with a significant financing component is presented as “Services and others”.

XPeng Inc. 50 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Practical expedients and exemptions The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting, parts replacement service and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise. Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service and others. Related costs are then accrued instead. (s) Cost of sales Vehicle Cost of vehicle revenue includes direct parts, materials, labor costs and manufacturing overheads (including depreciation and amortization of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand, losses on purchase commitments relating to inventory, and impairment charge of property, plant and equipment. Services and others Cost of services and others revenue generally includes cost of direct parts, materials, labor costs, installment costs of charging pile, costs associated with providing non-warranty after-sales services and depreciation of associated assets used for providing the services.

2 0 2 6 INTERIM REPORT 51 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (t) Research and development expenses All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2026 and 2025, R&D expenses were RMB5,821,431 and RMB4,186,868, respectively. (u) Selling, general and administrative expenses Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the six months ended June 30, 2026 and 2025, advertising costs were RMB456,547 and RMB309,032, respectively, and total sales and marketing expenses were RMB3,287,428 and RMB3,236,990, respectively. General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2026 and 2025, general and administrative expenses were RMB1,092,494 and RMB876,315, respectively. (v) Government grants The Group receives government grant subsidies from certain local government, which consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, interest discount, purchase or construction of property, plant and equipment and intangible assets. Other subsidies are the subsidies that the local government has not specified its purpose and are not tie to the future trends or performance of the Group. Specific subsidies are recorded when all conditions attached to the subsidies have been met or are expected to be met and there is reasonable assurance of their receipt, in accordance with their purpose as a reduction of expense, or an offset to the related capital asset. Other subsidies are recognized immediately as other income upon receipt.

XPeng Inc. 52 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (w) Other income, net For the six months ended June 30, 2026 and 2025, other income, net mainly represents government grants recognized in profit or loss of RMB319,499 and RMB781,442, respectively. (x) Share-based compensation The Group grants restricted share units (“RSUs”), restricted shares and share options (collectively, “Share-based Awards”) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Share-based Awards are measured at the grant date fair value of the awards and recognized as expenses using the graded vesting method or straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved. For awards with market conditions, the Company would recognize compensation cost for each tranche of market conditions over the expected achievement period of the market condition. The fair value of the RSUs granted prior to the completion of the IPO was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of the RSUs granted subsequent to the completion of the IPO is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant. The fair value and the expected achievement period of the RSUs granted with market conditions are estimated on the grant date using Monte Carlo simulations. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group for accounting purposes.

2 0 2 6 INTERIM REPORT 53 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (y) Dividends Dividends are recognized when declared. No dividend was declared for the six months ended June 30, 2026 and 2025, respectively. (z) Earnings (losses) per share Basic earnings (losses) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (losses) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested RSUs and contingently issuable shares relating to the contingent consideration. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive. (aa) Segment reporting ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited consolidated revenue and gross profit when making decisions about allocating resources and assessing performance of the Group, as a whole. Hence, the Group has only one reportable segment. As one reportable segment, the Group derives revenue from vehicle sales and the related business. The following table presents revenues by geographic area based on the sales location of our products: For the Six Months Ended June 30, 2026 2025 Chinese Mainland 24,550,923 29,013,920 Overseas 8,226,451 5,071,113 Total 32,777,374 34,085,033

XPeng Inc. 54 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (aa) Segment reporting (continued) As the Group’s long-lived assets are substantially located in Chinese Mainland, no segment geographical information of long-lived assets is presented. The CODM does not review any information regarding total assets on a reportable segment basis. The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be consolidated revenue and gross profit. Significant segment expense reviewed by the CODM on a regular basis included within gross profit includes cost of sales, which is separately presented on the Group’s unaudited condensed consolidated statements of comprehensive loss. For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of comprehensive loss. 3. Recent Accounting Pronouncements Recently issued accounting pronouncements not yet adopted In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. The Group is currently evaluating the provisions of this ASU. In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied on a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the impact of this pronouncement on its consolidated financial statements.

2 0 2 6 INTERIM REPORT 55 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 3. Recent Accounting Pronouncements (continued) Recently issued accounting pronouncements not yet adopted (continued) In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied using either a prospective or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the impact of this pronouncement on its consolidated financial statements. In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements. In May 2026, the FASB issued ASU No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). The ASU establishes authoritative guidance for the accounting of environmental credits and environmental credit obligations, including recognition, measurement, presentation, and disclosure requirements, in an effort to reduce diversity in practice and increase consistency of application across reporting entities. The ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Adoption of this ASU should be applied on a retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets on the balance sheet) as of the beginning of the annual reporting period of adoption, without recasting for any financial statement information before the period of adoption. Early adoption is permitted as of the beginning of an annual reporting period. The Group is currently evaluating the provisions of this ASU. Recently adopted accounting pronouncements In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides all entities with practical expedient of developing reasonable and supportable forecasts as part of estimating expected credit losses, that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The Group adopted this ASU on a prospective basis effective January 1, 2026 and did not elect the practical expedient permitted under this ASU. Therefore, the adoption has no impact on its consolidated financial statements.

XPeng Inc. 56 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 4. Concentration and Risks (a) Concentration of credit risk Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and restricted long-term deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2026 and December 31, 2025, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and restricted long-term deposits were placed with certain reputable financial institutions in the PRC and overseas. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, shortterm investments, long-term deposits and restricted long-term deposits are financially sound based on publicly available information. (b) Foreign currency exchange rate risk The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The Group enters into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the six months ended June 30, 2026, the Group entered into foreign exchange forward contracts and currency swap contracts, which were not qualified for hedge accounting. As of June 30, 2026, the Group holds foreign exchange forward contracts and currency swap contracts, which were not qualified for hedge accounting.

2026 INTERIM REPORT 57

Notes to the Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value.

Fair value measurements on a recurring basis

Financial assets and liabilities that were measured at fair value on a recurring basis were as follows:

	As of June 30, 2026				As of December 31, 2025			
	Fair Value	**Level I**	**Level II**	**Level III**	**Fair Value**	**Level I**	**Level II**	**Level III**
Assets								
Short-term investments[i] (Note 2(k))	**1,537,877**	**—**	**1,537,877**	**—**	3,217,293	–	3,217,293	–
Debt investments[ii] (Note 13)	**1,517,893**	**—**	**91,846**	**1,426,047**	1,371,630	–	52,673	1,318,957
Equity investments with readily determinable fair values[iii] (Note 13)	**62,293**	**62,293**	**—**	**—**	69,015	69,015	–	–
Derivative financial instrument assets[ii]	**46,884**	**—**	**46,884**	**—**	–	–	–	–
	3,164,947	**62,293**	**1,676,607**	**1,426,047**	4,657,938	69,015	3,269,966	1,318,957
Liabilities								
Derivative financial instrument liabilities[ii]	**25,853**	**—**	**25,853**	**—**	–	–	–	–
Derivative liability relating to the contingent consideration[iv]	**173,981**	**—**	**—**	**173,981**	281,009	–	–	281,009
	199,834	**—**	**25,853**	**173,981**	281,009	–	–	281,009

XPeng Inc. 58 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) (i) Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value of short-term investments is estimated based on the quoted prices of similar financial products provided by banks at the end of each period (Level II). (ii) Debt investments under the fair value option model do not have readily determinable market values and are categorized as Level III in the fair value hierarchy. The Group uses a combination of valuation methodologies, including the equity allocation model, market and income approaches based on the Group’s best estimate, which are determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of comparable companies. Regarding the reconciliation of the opening balances to the closing balances, with the changes during the period disclosed separately, please refer to Note 13 for details. Fair value of debt securities and derivative financial instrument assets and liabilities are estimated based on the directly or indirectly observable inputs in the market place at the end of each period (Level II). (iii) Equity investments with readily determinable fair values are valued using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy. (iv) Derivative liability relating to the contingent consideration is valued based on (i) the quoted prices in active markets at the reporting date and (ii) an estimation on potential issuance of the Company’s ordinary shares relating to the contingent consideration from business combination. The Group classifies the valuation techniques that use these inputs as Level III of fair value measurements. Fair value measurements on a non-recurring basis The Group measures investments without readily determinable fair value (Note 13(i)) on a non-recurring basis when fair value changes can be determined based upon observable and relevant market information. Related adjustments (impairment related) are recorded as appropriate based upon such observable information. An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, it adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the backsolve method based on the equity allocation model with adoption of some key parameters such as risk-free rate, equity volatility, probability of each scenario and dividend yield, which are significant unobservable inputs (Level III). 5. Fair Value of Financial Instruments (continued) Fair value measurements on a recurring basis (continued)

2 0 2 6 INTERIM REPORT 59 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 6. Accounts and Notes Receivable, Net As of June 30, 2026 As of December 31, 2025 Accounts receivable, net 611,087 842,940 Notes receivable 529,192 1,153,977 Total 1,140,279 1,996,917 Accounts receivable consisted of the following: As of June 30, As of December 31, 2026 2025 Accounts receivable, gross 634,341 932,187 Allowance for doubtful accounts (23,254) (89,247) Accounts receivable, net 611,087 842,940 The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers and large-volume buyers for vehicle sales in the ordinary course. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days. An aging analysis of accounts receivable based on the relevant recognition dates is as follows: As of June 30, As of December 31, 2026 2025 0–3 months 444,503 635,402 3–6 months 7,276 18,756 6–12 months 3,523 5,507 Over 1 year 179,039 272,522 Accounts receivable, gross 634,341 932,187

XPeng Inc. 60 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 6. Accounts and Notes Receivable, Net (continued) The notes receivable mainly included the amounts of vehicle sales in relation to large-volume buyers for vehicle sales in the ordinary course. Sales to large-volume buyers were made on credit terms ranging from 30 to 150 days. An aging analysis of notes receivable based on the relevant issuance dates is as follows: As of June 30, As of December 31, 2026 2025 0–3 months 529,192 840,296 3–6 months — 313,681 Notes receivable 529,192 1,153,977 7. Inventory Inventory consisted of the following: As of June 30, As of December 31, 2026 2025 Finished goods 6,722,423 6,081,927 Raw materials 4,097,349 2,736,646 Work-in-process 2,909,494 1,562,095 Total 13,729,266 10,380,668 Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers and charging piles. Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services. Work-in-process primarily consist of vehicles in production which will be transferred into production cost when incurred.

2 0 2 6 INTERIM REPORT 61 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 7. Inventory (continued) Inventory write-downs recorded in cost of sales for the six months ended June 30, 2026 and 2025 were RMB278,305 and RMB298,123, respectively. This amount comprised write-downs on excess of dedicated raw materials of RMB16,966 and RMB66,481 for the respective periods, resulting from the cessation or upgrade of certain models. 8. Prepayments and Other Current Assets, Net Prepayments and other current assets, net consisted of the following: As of June 30, As of December 31, 2026 2025 Deductible input value-added tax 4,248,361 3,461,066 Prepayments(i) 1,190,541 1,072,751 Deposits(ii) 118,747 115,601 Receivables from third party online payment service providers 84,293 33,308 Finance lease receivables, current portion, net 19,440 11,687 Others 858,356 602,260 Total 6,519,738 5,296,673 (i) Prepayments primarily consist of prepayments for raw materials, marketing and consulting services provided by suppliers. (ii) Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

XPeng Inc. 62 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 9. Property, Plant and Equipment, Net Property, plant and equipment, net, consisted of the following: As of June 30, As of December 31, 2026 2025 Buildings(ii) 9,843,855 5,815,486 Machinery and equipment 6,142,141 5,914,177 Molds and toolings 4,373,093 3,628,300 Construction in progress(i) 1,461,267 1,485,059 Leasehold improvements 743,628 699,693 Computer and electronic equipment 634,880 569,451 Charging infrastructure 620,253 580,394 Vehicles 403,371 588,122 Others 499,816 414,411 Sub-total 24,722,304 19,695,093 Less: Accumulated depreciation(iii) (6,704,086) (6,022,295) Less: Impairment (144,010) (145,561) Property, plant and equipment, net 17,874,208 13,527,237 The Group recorded depreciation expenses of RMB937,419 and RMB870,588 for the six months ended June 30, 2026 and 2025, respectively. (i) Construction in progress is primarily comprised of ongoing construction of the Group’s production facilities, equipment and tooling utilized in the Group’s manufacture. For the six months ended June 30, 2026 and 2025, the Group capitalized nil and RMB7,504 of gross interest expenses, respectively. Government grants related to capitalized interest expense were accounted for as a reduction of capitalized costs associated with the construction of production facilities. The benefits of these grants are subsequently recognized through a corresponding reduction in depreciation charges over the useful lives of these assets.

2 0 2 6 INTERIM REPORT 63 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 9. Property, Plant and Equipment, Net (continued) (ii) The Group entered into several lease contracts with third parties to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had obligations to purchase the plant and underlying land use right at the construction cost at the end of the respective lease terms. On the respective lease commencement dates, total lease assets of RMB4,879,662 were recorded, representing the aggregate present value of the lease payments and the exercise prices of the purchase obligations. (iii) For the six months ended June 30, 2026 and 2025, due to cessation or upgrades of certain vehicle models, the Group revised the estimated production volumes of models and tooling and the useful lives of production facilities dedicated to these specific models. Accordingly, accelerated depreciation expenses of RMB17,943 and RMB85,172 were recognized for the six months ended June 30, 2026 and 2025, respectively.

64 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

10. Intangible Assets, Net

Intangible assets, net consisted of the following:

	As of June 30, 2026				As of December 31, 2025			
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount[iv]	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment Amount[iv]	Net Carrying Amount
Finite-lived intangible assets								
VPT[i]	2,586,911	(689,843)	–	1,897,068	2,586,911	(560,497)	–	2,026,414
Robotics platform technology[ii]	777,711	(213,871)	–	563,840	777,711	(174,985)	–	602,726
VMT[i]	609,170	(233,515)	–	375,655	609,170	(172,598)	–	436,572
Software	941,426	(580,896)	(30,849)	329,681	923,998	(520,148)	(36,015)	367,835
License of maintenance and overhauls	2,290	(2,290)	–	–	2,290	(2,290)	–	–
Others	12,033	(4,733)	–	7,300	12,033	(3,870)	–	8,163
Total finite-lived intangible assets	4,929,541	(1,725,148)	(30,849)	3,173,544	4,912,113	(1,434,388)	(36,015)	3,441,710
Indefinite-lived intangible assets								
Manufacturing license	494,000	–	–	494,000	494,000	–	–	494,000
Others[iii]	317,583	–	–	317,583	317,458	–	–	317,458
Total indefinite-lived intangible assets	811,583	–	–	811,583	811,458	–	–	811,458
Total intangible assets	5,741,124	(1,725,148)	(30,849)	3,985,127	5,723,571	(1,434,388)	(36,015)	4,253,168

The Group recorded amortization expense of RMB297,804 and RMB285,633 for the six months ended June 30, 2026 and 2025, respectively.

2 0 2 6 INTERIM REPORT 65 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 10. Intangible Assets, Net (continued) (i) The useful life of VPT acquired in the business combination of Xiaoju Group is assessed to be 10 years. The VMTUD acquired through business combination is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. As of December 31, 2024, the VMTUD was transferred into VMT as finite-lived intangible assets upon its completion and its estimated useful life is assessed to be 5 years. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities, are expensed as incurred. No impairment was recognized for these assets for the six months ended June 30, 2026 and 2025. (ii) Dogotix Inc. (“Dogotix”) is primarily engaged in research and development of robots with human-robot interaction functions since 2021. On September 29, 2023, the Group entered into share purchase agreements to acquire 74.82% of the equity interest of Dogotix for a cash consideration of US$98.96 million (approximated to RMB710 million). Upon completion of the acquisition on October 9, 2023, Dogotix became a wholly-owned subsidiary of the Group. The fair value of the 25.18% equity interest in Dogotix previously held by the Group amounted to RMB205 million at the acquisition date. The total consideration amounted to RMB915 million. Substantially all of the fair value of the gross assets (excluding cash and cash equivalents, deferred tax assets, and consideration transferred in excess resulting from the effects of deferred tax liabilities) acquired was concentrated in the robotics platform technology. The acquisition was determined to be an asset acquisition for accounting purposes. The Group accounted for the acquisition of the robotics platform technology as an intangible asset with a total cost of RMB778 million. The useful life of this asset is assessed to be 10 years. No impairment was recognized for the asset for the six months ended June 30, 2026 and 2025. (iii) Other indefinite-lived intangible assets primarily include surveying and mapping qualifications, insurance agency licenses, and license plate. (iv) No impairment was recognized for the asset for the six months ended June 30, 2026 and 2025.

XPeng Inc. 66 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 11. Land Use Rights, Net Land use rights and related accumulated amortization consisted of the following: As of June 30, As of December 31, 2026 2025 Land use rights 3,769,455 3,465,944 Less: Accumulated amortization (294,340) (249,418) Total land use rights, net 3,475,115 3,216,526 Additions to land use rights of RMB303,511 and RMB547,921 for the six months ended June 30, 2026 and 2025, respectively, are for the construction of manufacturing facilities and buildings supporting the Group’s vehicle production and daily operations. The Group recorded amortization expenses for land use rights of RMB44,922 and RMB37,756 for the six months ended June 30, 2026 and 2025, respectively. 12. Installment Payment Receivables, Net Installment payment receivables primarily include customer installment payments for auto financing as well as technical R&D services, which comprise the following: As of June 30, As of December 31, 2026 2025 Current portion of installment payment receivables, net 3,729,175 3,553,054 Non-current portion of installment payment receivables, net 6,145,671 6,496,020 Total 9,874,846 10,049,074

2 0 2 6 INTERIM REPORT 67 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 12. Installment Payment Receivables, Net (continued) Installment payment receivables consisted of the following: As of June 30, As of December 31, 2026 2025 Current portion of installment payment receivables 3,780,566 3,598,443 Non-current portion of installment payment receivables 6,222,736 6,571,377 Allowance for doubtful accounts (128,456) (120,746) Total 9,874,846 10,049,074 The Group recognized interest income resulting from auto financing arrangements and technical R&D services of RMB287,517 and RMB186,160 for the six months ended June 30, 2026 and 2025, respectively. Payment maturity analysis of installment payment receivables for each of the next five years and a reconciliation of the gross receivables to the present value are as follows: As of June 30, 2026 Within 1 year 3,733,143 Between 1 and 2 years 2,945,382 Between 2 and 3 years 1,959,056 Between 3 and 4 years 1,280,241 Between 4 and 5 years 709,406 Thereafter 1,151,931 Total receivables of installment payments 11,779,159 Less: Unrealized finance income (1,775,857) Installment payment receivables, gross 10,003,302 Less: Allowance for installment payment receivables (128,456) Installment payment receivables, net 9,874,846

XPeng Inc. 68 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-term Investments Long-term investments consisted of the following: Equity investments without readily determinable fair values(i) Equity investments with readily determinable fair values(ii) Debt investments(iii) Equity method investments(iv) Total Balance as of December 31, 2025 288,133 69,015 1,371,630 794,259 2,523,037 Additions — — 65,000 199,125 264,125 Maturities of retained asset-backed notes and securities (25,827) (25,827) Investment (loss) gain (119,179) (3,094) 151,013 28,740 Share of results of equity method investees(iv) (8,100) (8,100) Disposal — (536) — — (536) Foreign currency translation — (3,092) (43,923) (26,200) (73,215) Balance as of June 30, 2026 168,954 62,293 1,517,893 959,084 2,708,224 Equity investments without readily determinable fair values(i) Equity investments with readily determinable fair values(ii) Debt investments(iii) Equity method investments(iv) Total Balance as of December 31, 2024 173,817 78,351 1,034,204 676,822 1,963,194 Additions — — 44,750 12,791 57,541 Maturities of retained asset-backed notes (9,575) (9,575) Investment (loss) gain (4,575) 21,448 87,181 104,054 Share of results of equity method investees(iv) 36,596 36,596 Foreign currency translation — (192) (4,581) (3,033) (7,806) Balance as of June 30, 2025 169,242 99,607 1,151,979 723,176 2,144,004

2 0 2 6 INTERIM REPORT 69 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-term Investments (continued) (i) Equity investments without readily determinable fair values In December 2021, the Group acquired a minority common equity interest in a company, engaged in manufacturing of batteries for new energy vehicles for a total cash consideration of RMB190,000. The equity interests in common stock do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment. In April 2022, the Group acquired a minority preferred equity interest in a company engaged in research, development, production and sales of batteries for new energy vehicles for a total cash consideration of RMB50,000, which were redeemable merely by the passage of time at the option of the Group as a holder. Accordingly, the Group elected to account for this investment under the fair value option model. In May 2023, upon completion of the modification in the investee’s shareholding structure, the preferred shares held by the Group were converted into common shares, which do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group reclassified this investment from debt securities to equity securities at the fair value of RMB57,832 upon the modification, and elected to use the measurement alternative under ASC 321 to measure this investment. The difference in the carrying value and the fair value of this investment immediately before the modification was immaterial. For equity investments accounted for using the measurement alternative as of June 30, 2026 and December 31, 2025, the Group recorded cumulative upward adjustments of nil and RMB39,301, respectively, and cumulative downward adjustments due to impairments of RMB79,878 and nil, respectively. For these investments, the Group recorded downward adjustments of RMB119,179 and RMB4,575, respectively, and no upward adjustments, respectively, in earnings for the six months ended June 30, 2026 and 2025. (ii) Equity investments with readily determinable fair values In December 2021, the Group prepaid RMB50,000 as a subscription for a minority equity interest in common shares of a company engaged in research, development, production and sales of semiconductors, which was converted into common shares in January 2022. During the year ended December 31, 2025, the Group disposed of all common shares of this company. In October 2022, the Group paid HK$156,982 (equivalent to RMB141,981 as of the injection date) to acquire a minority equity interest in common shares of a company engaged in research, development, production and sales of batteries for new energy vehicles. During the six months ended June 30, 2026, the Group disposed partial of common shares of this company for total proceeds of RMB536, resulting in an investment gain of RMB171, recorded in the unaudited condensed consolidated statements of comprehensive loss. The minority equity interests in common shares have readily determinable fair values because the investees are listed companies and the Group does not have the ability to exercise significant influence over these investments. Accordingly, the Group accounted for them at fair value based on the quoted prices in active markets.

XPeng Inc. 70 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-term Investments (continued) (iii) Debt investments Investment in HT Flying Car Inc. (“Huitian”) Huitian is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research, development, production and sales of flying vehicles. In January 2021, the Group acquired minority preferred equity interests of Huitian (“Huitian’s Series Angel preferred shares”), a related party of the Group, for a total consideration of RMB24,551 during Huitian’s Angel round of fund raising. The equity interests were not considered to be in-substance common stock as the preferred stock has substantive liquidation preference over the investee’s common stock. Huitian’s Series Angel preferred shares investment are considered equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, upon the acquisition of the minority preferred equity interests of Huitian, the Group elected to use the measurement alternative under ASC 321 to measure such investment. In October 2021, the Group further invested US$90,000, equivalent to RMB574,146 as of the injection date, into Huitian during Huitian’s A round of fund raising. Among this investment, US$70,000 was in form of preferred shares (“Huitian’s Series A preferred shares”) and US$20,000 was in form of a convertible bond. Concurrently, Huitian’s Series Angel preferred shares previously acquired by the Group in January 2021 were modified to align with the terms of the newly invested Huitian’s Series A preferred shares. The Group concluded that both Huitian’s Series Angel and Series A preferred shares investment are debt securities since Huitian’s Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group. In anticipation of the change in accounting model applicable to Huitian’s Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Huitian’s Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Huitian’s Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of RMB591,506 between the carrying value and the fair value of Huitian’s Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Huitian’s Series Angel preferred shares from equity securities to debt securities upon the modification. The modified Huitian’s Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings. In addition, the convertible bond (acquired in October 2021) held by the Group in Huitian was also accounted for under the fair value option model. In December 2024, the convertible bond with a principal amount of US$20,000 and accrued interest amount of US$4,800 have been fully converted into Series A preferred shares in accordance with the relevant agreements. The preferred shares held by the Group in connection with investment in Huitian are debt securities as they become redeemable merely by the passage of time and are redeemable at the option of the Group as a holder. Accordingly, the Group elected to account for these investments under the fair value option model.

2 0 2 6 INTERIM REPORT 71 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-term Investments (continued) (iii) Debt investments (continued) Retained asset-backed notes and securities In March 2025, September 2025 and February 2026, the Group completed three asset-backed securitization transactions in relation to its auto financing receivables, issuing notes and securities of RMB895,000, RMB710,000 and RMB1,300,000, respectively. Under these arrangements, the Group transferred the underlying securitized auto financing receivables to securitization vehicles. The Group provides management, administration and collection services (at market rates) on the transferred financial assets, but retains an insignificant economic interest in the securitization vehicles. As a result, the Group does not have control over the securitization vehicles and derecognized the transferred receivables. The Group classified the retained asset-backed notes and securities as debt securities. (iv) Equity Method Investments In March 2022, the Company and other third party investors jointly set up an offshore investment fund (“Fund”), named Rockets Capital L.P., for the purpose of making investments in companies and businesses engaging in high technology sectors. The Company subscribed for a commitment of US$150,000 to the Fund and invested consideration of US$133,590 (equivalent to RMB902,441 as of the injection date) and US$104,620 (equivalent to RMB703,316 as of the injection date) into the Fund as of June 30, 2026 and December 31, 2025, respectively. The Company held a 60.7% financial interests in the Fund as a limited partner while the other 39.3% financial interests were held by other third party investors as of June 30, 2026 and December 31, 2025. Based on the Company’s assessment under ASC 810-10-15-14, the investment fund (a limited partnership) is considered to be a VIE for accounting purposes. The Company is not considered the primary beneficiary of the investment due to the fact that the Company does not possess the power to direct activities of the Fund that would mostly impact its economics performance. As a result, the Company accounts for its 60.7% financial interests in the Fund using the equity method of accounting pursuant to ASC 323-30 considering that the Company has significant influence over the operating and investing activities of the Fund.

XPeng Inc. 72 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 14. Other Non-current Assets Other non-current assets consisted of the following: As of June 30, As of December 31, 2026 2025 Finance lease receivables, non-current portion, net 182,163 194,911 Deposits(i) 131,192 128,566 Goodwill 34,106 34,106 Prepayments for purchase of property and equipment 6,838 3,324 Others 61,520 68,737 Total 415,819 429,644 (i) Deposits primarily consist of deposits for offices and retail and service centers whose lease expiration dates are not within one year. 15. Accounts Payable As of June 30, As of December 31, 2026 2025 Accounts payable 15,721,318 18,001,675

2 0 2 6 INTERIM REPORT 73 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 15. Accounts Payable (continued) The Group normally receives credit terms of 0 days to 60 days from its suppliers. An aging analysis of accounts payable based on the relevant recognition dates is as follows: As of June 30, As of December 31, 2026 2025 0–3 months 14,546,625 16,862,769 3–6 months 761,239 583,601 6–12 months 281,383 361,753 Over 1 year 132,071 193,552 Total 15,721,318 18,001,675 16. Notes Payable As of June 30, As of December 31, 2026 2025 Bank acceptance notes payable 13,993,642 19,161,724 The bank acceptance notes payable represent trade payable due to various suppliers, for which the banks have guaranteed the payment. The bank acceptance notes payable are transferable and eligible for discounting by suppliers. An aging analysis of notes payable based on the relevant issuance dates is as follows: As of June 30, As of December 31, 2026 2025 0–3 months 7,146,999 11,103,257 3–6 months 6,846,643 8,058,467 Total 13,993,642 19,161,724

XPeng Inc. 74 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 17. Accruals and Other Liabilities Accruals and other liabilities consisted of the following: As of June 30, 2026 As of December 31, 2025 Accrued expenses 2,342,140 1,848,156 Payables for purchase of property, plant and equipment 2,275,373 2,282,932 Payables for R&D expenses 1,745,468 1,199,382 Employee compensation payable 1,130,203 1,605,933 Payables for marketing events 847,826 741,166 Warranty provisions 778,499 682,960 Deposits from third parties 755,751 715,522 Accrued cost of purchase commitments(i) 677,043 727,091 Others 1,916,269 2,735,556 Total 12,468,572 12,538,698 Accrued expenses primarily included receipts of goods and services that the Group had not been invoiced yet. (i) Due to cessation of production and upgrades of certain models, the Group recognized net loss of RMB2,374 and RMB225,608 on purchase commitments in consolidated statements of comprehensive loss for the six months ended June 30, 2026 and 2025.

2 0 2 6 INTERIM REPORT 75 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Borrowings Borrowings consisted of the following: As of June 30, As of December 31, 2026 2025 Current Short-term borrowings: Bank loans(i) 10,070,000 4,282,000 Long-term borrowings, current portion: Bank loans(ii) 659,509 1,569,033 Asset-backed securities(iii) 46,647 268,917 Total long-term borrowings, current portion: 706,156 1,837,950 Total current borrowings 10,776,156 6,119,950 Non-Current Long-term borrowings: Bank loans(ii) 8,983,337 6,586,490 Asset-backed securities(iii) — 2,375 Total non-current borrowings 8,983,337 6,588,865 Total borrowings 19,759,493 12,708,815

76 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Borrowings (continued)

(i) Short-term bank loans

As of June 30, 2026, the Group's short-term borrowings from banks in the PRC amounted to RMB10,070,000 in aggregate. The effective interest rate of these borrowings was 1.31% per annum. As of December 31, 2025, the Group's short-term borrowings from banks in the PRC amounted to RMB4,282,000 in aggregate. The effective interest rate of these borrowings was 2.05% per annum.

(ii) Long-term bank loans

		As of June 30, 2026				As of December 31, 2025			
Ref.	Company	Outstanding loan	Current portion according to the repayment schedule	Long-term portion	Effective interest rate	Outstanding loan	Current portion according to the repayment schedule	Long-term portion	Effective interest rate
1	Zhaoqing Xiaopeng	**376,000**	**8,000**	**368,000**	**4.00%**	1,257,000	505,000	752,000	3.63%
2	Zhaoqing Xiaopeng New Energy	**3,888,830**	**119,904**	**3,768,926**	**2.41%**	1,284,200	527,792	756,408	3.26%
3	Guangzhou Xiaopeng Motors Financing Lease Co., Ltd.	**—**	**—**	**—**	**—**	140,000	140,000	—	3.80%
4	Guangdong Xiaopeng Motors Technology Group Co., Ltd.	**1,687,000**	**106,000**	**1,581,000**	**2.25%**	1,690,000	56,000	1,634,000	2.25%
5	Wuhan Xiaopeng	**2,007,952**	**247,304**	**1,760,648**	**3.15%**	2,099,658	222,571	1,877,087	3.15%
6	Guangzhou Pengyue Automobile Development Co., Ltd.	**914,637**	**28,288**	**886,349**	**3.05%**	865,806	17,670	848,136	3.08%
7	Guangzhou Xiaopeng New Energy Motors Co., Ltd.	**768,427**	**150,013**	**618,414**	**3.87%**	818,859	100,000	718,859	4.00%
	TOTAL	**9,642,846**	**659,509**	**8,983,337**	**—**	8,155,523	1,569,033	6,586,490	—

2 0 2 6 INTERIM REPORT 77 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Borrowings (continued) (ii) Long-term bank loans (continued) As of June 30, 2026, the Group obtained secured borrowings from several banks of RMB9,642,846 in aggregate. The maturity dates ranged from July 2026 to June 2035. As of December 31, 2025, the Group obtained secured borrowings from several banks of RMB8,155,523 in aggregate. The maturity dates ranged from January 2026 to June 2035. Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. As of June 30, 2026 and December 31, 2025, the aggregate sum of loans receiving government-subsidized interest amounts to RMB2,937,209 and RMB3,480,958, respectively. For the six months ended June 30, 2026 and 2025, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the related interest expenses as incurred or to reduce the interest expenses capitalized in the construction costs of certain manufacturing plants or base, if any. Certain of the Group’s banking facilities are subject to the fulfillment of certain financial covenants, including the current ratio and liabilities to assets ratio tests, which are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of June 30, 2026 and December 31, 2025, none of the covenants relating to drawn down facilities had been breached. Certain long-term bank loans are collateralized by a pledge of certain buildings and land use rights in the PRC with carrying values of RMB4,385,496 and RMB3,342,956 as of June 30, 2026 and December 31, 2025, respectively. As of June 30, 2026 and December 31, 2025, long-term deposits of RMB1,488,663 and RMB1,468,708 were collateralized as pledges for certain long-term bank loans, which are classified as “Restricted long-term deposits”. As of June 30, 2026 and December 31, 2025, long-term deposits, current portion of nil and RMB600,472 were collateralized as pledges for certain long-term bank loans, which are classified as “Restricted long-term deposits, current portion”.

XPeng Inc. 78 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Borrowings (continued) (iii) Asset-backed securities (“ABS”) In March 2024 and October 2024, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (“the ABS transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of June 30, 2026, the balance of current and non-current portion of the ABS were RMB46,647 and nil, respectively. As of December 31, 2025, the balance of current and non-current portion of the ABS were RMB268,917 and RMB2,375, respectively. As of June 30, 2026, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreements entered into with the lenders. The aggregate carrying value of the borrowings approximates fair value as of June 30, 2026 and December 31, 2025, respectively. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II. The contractual maturities of the Group’s total borrowings were as follows: As of June 30, 2026 As of December 31, 2025 Bank loans Asset-backed securities Bank loans Asset-backed securities Within 1 year 10,729,509 46,647 5,851,033 268,917 Between 1 and 2 years 2,922,242 — 1,280,160 2,375 Between 2 and 5 years 4,606,747 — 3,804,417 — Over 5 years 1,454,348 — 1,501,913 — Total 19,712,846 46,647 12,437,523 271,292

2026 INTERIM REPORT 79

Notes to the Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Other Non-Current Liabilities

Other non-current liabilities consisted of the following:

	As of June 30, 2026	As of December 31, 2025
Warranty provisions[ii]	**1,205,769**	1,111,920
Government grants	**236,478**	204,734
Payables for purchase of property, plant and equipment	**206,323**	—
Debt from a third party investor[i]	**167,288**	166,233
Deposits from a third party[iii]	**70,034**	85,397
Total	**1,885,892**	1,568,284

(i) The debt from a third party investor consisted of the following financing arrangement:

Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. ("Guangzhou GET Investment")

In December 2020, Chengxing and Guangzhou Xiaopeng Automotive Investment Co., Ltd. ("**Guangzhou Xiaopeng Investment**"), subsidiaries of the Group, entered into a partnership agreement with Guangzhou GET Investment to set up a limited liability partnership entity (the "**Kunpeng Chuangye LLP**") whose operating period is designed for 9 years since the date of the registration of its business license. Chengxing, Guangzhou Xiaopeng Investment and Guangzhou GET Investment subscribed for RMB200,000, RMB10 and RMB160,000 paid in capital in Kunpeng Chuangye LLP in return for 55.5540%, 0.0028% and 44.4432% of the equity interests, respectively. The consideration of RMB160 million was paid by Guangzhou GET Investment to Kunpeng Chuangye LLP in January 2021. Pursuant to the investment agreement, Guangzhou GET Investment does not have substantive participating rights in Kunpeng Chuangye LLP nor it is able to transfer their interest in Kunpeng Chuangye LLP to other third party. During the 9-year operating period of Kunpeng Chuangye LLP, Guangzhou GET Investment is only entitled to interest calculated at an interest rate of 4% per annum based on its investment amount of RMB160,000 in Kunpeng Chuangye LLP. Upon liquidation, if any, at any time within 9 years or at the due date of the 9-year operating period, Guangzhou GET Investment will be entitled to and only entitled to its investment amount amounting to RMB160,000. If Kunpeng Chuangye LLP failed to pay the investment amount of RMB160,000 or the interest calculated at an interest rate of 4% per annum to Guangzhou GET Investment, Chengxing, also

80 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Other Non-Current Liabilities (continued)

(i) The debt from a third party investor consisted of the following financing arrangement (continued):

Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. ("Guangzhou GET Investment") (continued)

guaranteed by Xiaopeng Technology, will be liable for the unpaid amounts. Based on these arrangements, the Group consolidates Kunpeng Chuangye LLP via its subsidiaries Chengxing and Guangzhou Xiaopeng Investment. The Group regards the investment held by Guangzhou GET Investment as a liability with interest expenses amortized through the period given the risks and rewards of owning 44.4432% of equity interests in Kunpeng Chuangye LLP have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to the Group via Kunpeng Chuangye LLP.

The interest payable, which amounted to RMB3,033 and RMB6,233 as of June 30, 2026 and December 31, 2025, respectively, for the investment held by Guangzhou GET Investment was calculated at an interest rate of 4% per annum.

(ii) Movement of accrued warranty is as follow:

	For the Six Months Ended June 30,	
	2026	**2025**
Accrued warranty — beginning of the period	**1,794,880**	1,198,727
Warranty costs incurred	**(252,011)**	(114,157)
Provision for warranty	**378,092**	416,148
Adjustments to pre-existing warranty liabilities	**63,307**	—
Accrued warranty — end of the period	**1,984,268**	1,500,718
Less: Current portion of warranty	**(778,499)**	(509,450)
Non-current portion of warranty	**1,205,769**	991,268

The Group reviews historically incurred warranty cost periodically and updates the estimates of future warranty cost.

(iii) Deposits from a third party represent the refundable deposit for the finance lease cooperation in which the Group serves as the lessor.

2 0 2 6 INTERIM REPORT 81 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 20. Revenues Revenues by source consisted of the following: For the Six Months Ended June 30, 2026 2025 Vehicle sales 28,045,797 31,252,994 Services and others 4,731,577 2,832,039 Total 32,777,374 34,085,033 For the Six Months Ended June 30, 2026 2025 Revenue from contracts with customers Vehicle sales — At a point in time 28,045,797 31,252,994 Services and others — At a point in time 1,765,039 1,331,264 — Over time 2,648,136 1,290,763 Revenue from other sources Services and others 318,402 210,012 Total 32,777,374 34,085,033

XPeng Inc. 82 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 21. Deferred Revenue The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue. For the Six Months Ended June 30, 2026 2025 RMB RMB Deferred revenue — beginning of the period 2,669,079 2,098,435 Additions 31,158,504 33,054,786 Recognition (30,774,640) (32,609,930) Deferred revenue — end of the period 3,052,943 2,543,291 Less: Deferred revenue, current portion (1,698,642) (1,491,637) Deferred revenue, non-current portion 1,354,301 1,051,654 Deferred revenue represents transaction price allocated to the performance obligations that are not yet satisfied or partially satisfied, which primarily arises from the undelivered vehicles, technical research and development services, lifetime warranty of battery and other performance obligations identified in the vehicle sales contracts. The Group expects that 56% of transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of June 30, 2026 will be recognized as revenue during the period from July 1, 2026 to June 30, 2027. The remaining 44% will be recognized during the period from July 1, 2027 to June 30, 2036. 22. Ordinary Shares As of December 31, 2024, 1,551,709,362 Class A ordinary shares had been issued, out of which, 1,549,404,500 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding. The Group issued 5,791,792 Class A ordinary shares for the six months ended June 30, 2025, out of which, 668,208 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 5,123,584 Class A ordinary shares are treasury shares held by XPeng Inc. XPeng Inc. and XPeng Fortune Holding Limited transferred 3,698,538 Class A treasury shares to employees for the vested RSUs for the six months ended June 30, 2025. As of June 30, 2025, 1,557,501,154 Class A ordinary shares had been issued, out of which, 1,553,771,246 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.

2 0 2 6 INTERIM REPORT 83 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 22. Ordinary Shares (continued) As of December 31, 2025, 1,562,944,610 Class A ordinary shares had been issued, out of which, 1,559,991,508 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding. The Group issued 4,443,914 Class A ordinary shares for the six months ended June 30, 2026, out of which, 600,000 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 3,843,914 Class A ordinary shares are treasury shares held by XPeng Inc. XPeng Inc. and XPeng Fortune Holding Limited transferred 4,071,366 Class A treasury shares to employees for the vested RSUs for the six months ended June 30, 2026. As of June 30, 2026, 1,567,388,524 Class A ordinary shares had been issued, out of which, 1,564,662,874 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding. 23. Share-based Compensation 2019 Equity Incentive Plan (the “2019 Plan”) On June 28, 2020, the board of directors of the Company approved the 2019 Plan with 161,462,100 Class A ordinary shares reserved. Options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted under the 2019 Plan. One RSU represents a right relating to one Class A ordinary share of the Group with a par value of US$0.00001 per share. The RSUs primarily include both service and performance conditions. For service condition, vesting schedules include: (i) 25% of the RSUs shall become vested on each anniversary of the vesting commencement date for four years thereafter; (ii) 40% of the RSUs shall become vested on the grant date and 15% of the RSUs become vested on each anniversary of the vesting commencement date for four years thereafter; (iii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. In addition to the service conditions, for the RSUs granted prior to the completion of the IPO, employees are also required to provide continued service through the satisfaction of the occurrence of change of control or an IPO (“Liquidity Event”) that occurs within seven or ten years after the vesting commencement date. For RSUs with performance conditions which were granted subsequent to the completion of the IPO, employees are required to achieve the performance targets relating to performance appraisal results as set out in the respective relevant award agreements over the respective requisite service period. The RSUs granted prior to the completion of the IPO are measured at the grant date fair value of the awards and recognized as expense using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period.

XPeng Inc. 84 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 23. Share-based Compensation (continued) 2019 Equity Incentive Plan (the “2019 Plan”) (continued) Subsequent to the completion of the IPO, RSUs with only a service condition to employees under the 2019 Plan are recognized on a straight-line basis net of estimated forfeitures, if any, over the requisite service period. RSUs with both service and performance conditions are recognized as expenses using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period, when the performance condition is concluded to be probable to achieve. A summary of the Group’s RSU activity under the 2019 Plan for the six months ended June 30, 2026 and 2025 were as follows: Number of restricted share units Weighted average grant date fair value RMB Outstanding as of December 31, 2025 21,678,546 40.45 Vested (4,613,764) 45.11 Forfeited (1,589,788) 42.28 Outstanding as of June 30, 2026(i) 15,474,994 38.79 Expected to vest as of June 30, 2026(i) 11,883,903 Number of restricted share units Weighted average grant date fair value RMB Outstanding as of December 31, 2024 31,265,818 40.07 Granted(i) 5,121,904 59.37 Vested (4,366,746) 45.05 Forfeited (2,282,482) 42.60 Outstanding as of June 30, 2025(i) 29,738,494 42.84 Expected to vest as of June 30, 2025(i) 24,995,240 For the six months ended June 30, 2026 and 2025, share-based compensation expense of RMB120,229 and RMB244,679 was recognized for the RSUs granted under the 2019 Plan, respectively.

2 0 2 6 INTERIM REPORT 85 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 23. Share-based Compensation (continued) 2019 Equity Incentive Plan (the “2019 Plan”) (continued) As of June 30, 2026, total unrecognized compensation expense related to the 2019 Plan amounted to RMB344,627. Except for the 2022 Performance Based Award mentioned below, the expense is expected to be recognized over a weighted average period of 2.05 years and may be adjusted for future changes in forfeitures. 2025 Share Incentive Scheme (the “2025 Scheme”) The 2025 Scheme was adopted by the Board on March 18, 2025 and approved by the shareholders at the annual general meeting of the Company on June 27, 2025. The total number of Class A ordinary shares which may be issued in respect of all awards to be granted under the 2025 Scheme and any other share schemes or plans of the Company, shall not in aggregate exceed 10% of the total number of shares in issue as at the date on which the 2025 Scheme is approved by the shareholders. The award of options or RSUs can be granted under the 2025 Scheme. Upon the effective date of the 2025 Scheme on June 27, 2025, the 2019 Plan will be discontinued so that no further grant will be made under the 2019 Plan. All RSUs granted under the 2019 Plan before the effectiveness of the 2025 Scheme will remain valid and be able to be vested, lapsed and cancelled pursuant to the terms and conditions of the 2019 Plan. A summary of the Group’s RSU activity under the 2025 Scheme for the six months ended June 30, 2026 was as follows: Number of restricted share units Weighted average grant date fair value RMB Outstanding as of December 31, 2025 34,213,856 43.02 Granted(ii) 3,566,800 58.20 Vested (57,798) 69.82 Forfeited (603,306) 70.11 Outstanding as of June 30, 2026(ii) 37,119,552 44.00 Expected to vest as of June 30, 2026(ii) 35,268,858 For the six months ended June 30, 2026 and 2025, share-based compensation expense of RMB176,723 and RMB1,824 was recognized for the RSUs granted under the 2025 Scheme. As of June 30, 2026, total unrecognized compensation expense related to the 2025 Scheme amounted to RMB1,182,795. Except for the 2025 CEO Performance Award mentioned below, the expense is expected to be recognized over a weighted average period of 3.37 years and may be adjusted for future changes in forfeitures.

XPeng Inc. 86 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 23. Share-based Compensation (continued) (i) 2022 Performance Based Award In November 2022, the board of directors of the Company granted 8.02 million RSUs to certain employees (the “2022 Award”) under 2019 Plan. The 2022 Award consists of five vesting tranches with both service and performance conditions. Such employees are required to provide continued services through the achievement of the performance conditions which were different for each vesting tranche. The Group will recognize the compensation cost when the performance conditions become probable of achievement. Three of the five tranches of the 2022 Award had achieved the necessary performance condition as of June 30, 2026 and had been vested. As of June 30, 2026, there was RMB28,195 of unrecognized compensation expenses relating to the 2022 Award as the remaining performance conditions were still not considered probable of achievement. (ii) 2025 CEO Performance Award under 2025 Scheme In June 2025, the Annual General Meeting approved the Board of Directors’ grant of 28,506,786 RSUs to the Group’s CEO (the “2025 CEO Award” ) under 2025 Scheme. The 2025 CEO Award consists of 3 vesting tranches, 9,502,262 RSUs per tranche, with a vesting schedule based entirely on the attainment of market conditions, assuming continued employment through each vesting date. Each of the 3 vesting tranches of the 2025 CEO Award will vest upon the arithmetic average closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds HK$250, HK$500 and HK$750. Share-based compensation expense associated with the 2025 CEO Award is recognized over the expected achievement period for each share price milestone. The share price milestone period and the valuation of each tranche are determined using a Monte Carlo simulation and are used as the basis for determining the expected achievement period. Share-based compensation represents a non-cash expense and is recorded as a selling, general, and administrative operating expense in the unaudited condensed consolidated statement of comprehensive loss. As of June 30, 2026, there was RMB832,693 of total unrecognized share-based compensation expense, which will be recognized over a weighted-average period of 4.01 years. From June 27, 2025, when the grant was approved by the Annual General Meeting, through June 30, 2026, the Group recorded share-based compensation expense of RMB223,767 related to the 2025 CEO Award.

2 0 2 6 INTERIM REPORT 87 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 24. Taxation Composition of income tax expenses (benefit) for the periods presented is as follow: For the Six Months Ended June 30, 2026 2025 Current income tax expenses 75,944 6,870 Deferred income tax expenses (benefit) 7,588 (8,300) Income tax expenses (benefit) 83,532 (1,430) 25. Loss Per Share Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2026 and 2025 as follows: For the Six Months Ended June 30, 2026 2025 Numerator: Net loss (3,121,164) (1,141,800) Net loss attributable to ordinary shareholders of XPeng Inc. (3,121,164) (1,141,800) Denominator: Weighted average number of ordinary shares outstanding-basic and diluted 1,911,657,495 1,900,912,109 Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc. (1.63) (0.60) For the six months ended June 30, 2026 and 2025, the Company had potential ordinary shares, including non-vested RSUs granted and contingently issuable shares relating to contingent consideration. As the Group incurred losses for the six months ended June 30, 2026 and 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 55,292,182 and 33,072,605 as of June 30, 2026 and 2025, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company were between nil and 14,276,521, between nil and 14,276,521, as of June 30, 2026 and 2025, respectively.

XPeng Inc. 88 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 26. Related Parties The principal related parties with which the Group had transactions during the periods presented are as follows: Name of Entity or Individual Relationship with the Company Mr. Xiaopeng He Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer Mr. Hongdi Brian Gu Honorary Vice Chairman of the Board and President HT Flying Car Inc. A Company Significantly Influenced by the Principal Shareholder HT Flying Car (Hong Kong) Limited A Company Significantly Influenced by the Principal Shareholder Guangzhou Huitian Aerospace Technology Co., Ltd. (“Guangzhou Huitian”) A Company Significantly Influenced by the Principal Shareholder Guangdong Huitian Aerospace Technology Co., Ltd. (“Guangdong Huitian”) A Company Significantly Influenced by the Principal Shareholder Guangzhou Huitian Flying Car Manufacturing Co., Ltd. A Company Significantly Influenced by the Principal Shareholder Guangzhou Huitian Manufacturing Co., Ltd. A Company Significantly Influenced by the Principal Shareholder Foshan Huitian Aviation Technology Co., Ltd. A Company Significantly Influenced by the Principal Shareholder Rockets Capital L.P.(1) A Partnership Significantly Influenced by the Company (1) As of June 30, 2026, the Principal Shareholder and the President are the shareholders of the General Partner of Rockets Capital L.P. and the President is entitled to appoint one of three directors of the General Partner. The Group, together with its related parties, can exercise significant influence over Rockets Capital L.P. (Note 13(iv)).

2 0 2 6 INTERIM REPORT 89 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 26. Related Parties (continued) (2) Major transactions with related parties: (i) Trade in nature For the Six Months Ended June 30, 2026 2025 Provision of operational support services to companies significantly influenced by Principal Shareholder 50,297 22,935 Sales of property, plant and equipment to companies significantly influenced by Principal Shareholder 4,131 — Provision of leasing services to companies significantly influenced by Principal Shareholder 6,343 27 Sales of goods to companies significantly influenced by Principal Shareholder 4,993 2,435 Purchase of services from companies significantly influenced by Principal Shareholder 1,941 6,697 Purchase of goods from companies significantly influenced by Principal Shareholder 184 — (3) Amounts due from related parties: As of June 30, As of December 31, 2026 2025 Receivables for operation support services to the companies significantly influenced by Principal Shareholder 146,246 95,948 Receivables for sales of goods to the companies significantly influenced by Principal Shareholder 18,246 5,337 Receivables for sales of property, plant and equipment to companies significantly influenced by Principal Shareholder 934 934 Total 165,426 102,219

XPeng Inc. 90 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 26. Related Parties (continued) (4) Amounts due to related parties: As of June 30, As of December 31, 2026 2025 Payables for purchased services to companies significantly influenced by Principal Shareholder 188 1,064 Payables for purchased goods to companies significantly influenced by Principal Shareholder 209 — Total 397 1,064 (5) Investment Commitment: As of June 30, As of December 31, 2026 2025 Investment commitment to a partnership significantly influenced by the Company (Note 27(a)) 87,071 293,480 (6) Key management compensation Compensation of key management personnel of the Group for the six months ended June 30, 2026 and 2025 were as follows: For the Six Months Ended June 30, 2026 2025 Basic salaries, housing fund, allowances and benefits in kind 140,600 38,765 Employer’s contributions to a retirement benefit scheme 26 26 Discretionary bonuses 1,897 2,269 Total 142,523 41,060

2 0 2 6 INTERIM REPORT 91 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 27. Commitments and Contingencies (a) Capital commitments Capital expenditures contracted for at the balance sheet dates but not recognized in the unaudited condensed consolidated financial statements are as follows: As of June 30, As of December 31, 2026 2025 Investments 87,071 293,480 Property, plant and equipment 1,633,889 1,815,402 Total 1,720,960 2,108,882 (b) Purchase commitments Purchase expenditures contracted for at the balance sheet dates but not recognized in the unaudited condensed consolidated financial statements are as follows: As of June 30, As of December 31, 2026 2025 Purchase commitments on purchase of raw materials 3,657,310 4,858,559 28. Subsequent Events 1. Entering into the Dogotix Share Purchase Agreement On August 24, 2026, Dogotix Inc.(a subsidiary of the Company) entered into a share purchase agreement with, among others, certain subscribers, pursuant to which such subscribers conditionally agreed to subscribe for certain shares to be newly issued by Dogotix Inc. at an aggregate purchase price of US$900 million. The subscriptions will be completed in stages, certain of which are subject to the exercise of options by the relevant parties. Upon completion of the subscriptions contemplated under the agreement, a subsidiary of the Company will continue to hold a controlling equity interest of 81.97% in Dogotix, the subscribers will collectively hold 11.03%, and 7.00% will be reserved under Dogotix’s employee equity incentive plan. Assuming in addition that the additional subscription right under the agreement is exercised in full (up to a maximum of 7,400,640 additional preferred shares), that the shares reserved under that plan are fully utilized and that the outstanding warrants of

XPeng Inc. 92 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) Dogotix are exercised in full, the foregoing percentages would be 68.41%, 17.72% and 13.87%, respectively, on an as-converted and fully diluted basis. Under the agreement, the non-controlling interests are redeemable at the option of their holders upon the occurrence of certain events that are not solely within the control of the Company. Accordingly, these redeemable non-controlling interests in Dogotix will be classified as mezzanine equity, outside of permanent equity, in the Company’s consolidated balance sheets. 2. Issuance of ABS In August 2026, the Company, through its wholly owned subsidiary, completed the launch of an ABS amounting to RMB885,000 by issuing senior debt securities to investors. 29. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Accounting Standards (“IFRS Accounting Standards”). The main reconciling items include onerous contract, operating leases, share-based compensation, warranty provisions and investments measured at fair value. The following table sets forth the effects of material differences prepared under U.S. GAAP and IFRS Accounting Standards: For the Six Months Ended June 30, 2026 2025 Reconciliation of net loss attributable to the Company in the unaudited condensed consolidated statement of comprehensive loss Net loss attributable to the Company in the unaudited condensed consolidated statement of comprehensive loss as reported under U.S. GAAP (3,121,164) (1,141,800) IFRS adjustments: Onerous contract (Note(a)) 1,310 1,929 Operating leases (Note(b)) (27,960) (17,857) Share-based compensation (Note(c)) (33,017) 31,062 Warranty provisions (Note(d)) 15,565 25,648 Investments measured at fair value (Note(e)) — (4,305) Net loss attributable to the Company in the unaudited condensed consolidated statement of comprehensive loss as reported under IFRS (3,165,266) (1,105,323) 28. Subsequent Events (continued) 1. Entering into the Dogotix Share Purchase Agreement (continued)

2026 INTERIM REPORT 93

Notes to the Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards (continued)

	As of June 30, 2026	As of December 31, 2025
Reconciliation of total shareholders' equity in the unaudited condensed consolidated balance sheets		
Total shareholders' equity as reported under U.S. GAAP	**27,008,852**	30,368,590
IFRS adjustments:		
Onerous contract (Note(a))	**(28,495)**	(29,805)
Operating leases (Note(b))	**(219,312)**	(191,352)
Warranty provisions (Note(d))	**164,400**	148,835
Total shareholders' equity as reported under IFRS Accounting Standards	**26,925,445**	30,296,268

(a) Onerous contract

In the third quarter of 2019, due to the upgrade of the G3 2019 to G3 2020, the Group voluntarily offered a customer upgrade program to all owners of G3 2019. The additional promises included in the customer upgrade program for G3 2019 customers resulted in the Company incurring additional costs to fulfill the related additional promises upon the modification of the contracts with the customers. Such incremental costs exceeds the economic benefits expected to be received under the contract. Consequently the upgrade program resulted in an "onerous contract" situation.

In the fourth quarter of 2023, due to the upgrade of the latest Intelligent Driving System, the Group voluntarily offered a customer voucher benefit to all current owners of P5 P-edition model equipped with XPILOT 3.5. The additional commitment included in the voucher benefit for these customers results in more costs to fulfill the related new contracts upon the modification and consequently resulted in an "onerous contract" situation.

Under U.S. GAAP, there is no general guidance available for the recognition of onerous contract except for certain types of contracts or industry-specific arrangements. None of which is considered applicable to the Company's situation above. Under IFRS Accounting Standards, provisions are recognized when a contract becomes onerous, which occurs when the unavoidable costs of meeting the obligation(s) under a contract exceed the economic benefits to be received.

XPeng Inc. 94 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 29. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards (continued) (a) Onerous contract (continued) Accordingly, the reconciliation includes an onerous contract cost reversal of RMB1,310 and RMB1,929 reversed in the unaudited condensed consolidated statement of comprehensive loss for each of the six months ended June 30, 2026 and 2025, respectively. The amounts represent the net losses incurred by the Group as a result of the onerous contract aforementioned when it first offered (i) the upgrade program to its G3 customers during the year ended December 31, 2019 and the reversal of such losses as the onerous contract provision was fully utilized as of December 31, 2022 and (ii) its P5 customers during the year ended December 31, 2023 and the reversal of such losses as the onerous contract provision was partially utilized as of December 31, 2025. The reconciliation also includes a difference of onerous contract provision made of RMB28,495 and RMB29,805 as of June 30, 2026 and December 31, 2025, respectively. (b) Operating leases For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed to IFRS Accounting Standards which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease. Accordingly, the reconciliation includes an expense difference recognized in the unaudited condensed consolidated statement of comprehensive loss of RMB27,960 and RMB17,857 for the six months ended June 30, 2026 and 2025, respectively. The reconciliation also includes a difference in total shareholders’ equity of RMB219,312 and RMB191,352 as of June 30, 2026 and December 31, 2025, respectively. (c) Share-based compensation Subsequent to the completion of the IPO, the Group granted RSUs with service condition only to certain employees. The share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS Accounting Standards, the graded vesting method must be applied. Accordingly, the reconciliation includes an expense recognition of RMB33,017 and an expense reversal of RMB31,062 in the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2026 and 2025, respectively.

2 0 2 6 INTERIM REPORT 95 Notes to the Unaudited Condensed Consolidated Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 29. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards (continued) (d) Warranty provisions Under U.S. GAAP, the amount of the warranty provisions is not required to be discounted. While under IFRS Accounting Standards, it requires that the amount of warranty provisions be the present value of the expenditure expected to be required to settle the obligation. Accordingly, the reconciliation includes a reversal of cost of sales in the unaudited condensed consolidated statement of comprehensive loss of RMB15,565 and RMB25,648 for the six months ended June 30, 2026 and 2025 in relation to the warranty cost. The reconciliation also includes a difference in total shareholders’ equity of RMB164,400 and RMB148,835 as of June 30, 2026 and December 31, 2025, respectively. (e) Investments measured at fair value Under U.S. GAAP, the Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a non-recurring basis, and report the changes in the carrying value of the equity investments in current earnings. Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Accordingly, the reconciliation includes a fair value loss of nil and RMB4,305 on these investments in the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2026 and 2025, respectively. The reconciliation also includes no difference in total shareholders’ equity as of June 30, 2026 and December 31, 2025, respectively.

General Information 96 XPeng Inc. (1) DIVIDENDS The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026. (2) PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES On February 4, 2026, the Company issued 7,170 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. On March 25, 2026, the Company issued 2,194,444 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan and the 2025 Share Incentive Scheme. On April 1, 2026, the Company issued 600,000 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. On June 24, 2026, the Company issued 1,642,300 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan and the 2025 Share Incentive Scheme. Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period. The Company did not have any treasury shares (within the meaning of the Hong Kong Listing Rules) as at June 30, 2026. (3) INTERESTS AND/OR SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS As of June 30, 2026, the interests and/or short positions (as applicable) of our Directors and chief executive in the shares, underlying shares and debentures of our Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she was taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, as

2026 INTERIM REPORT 97
General Information

recorded in the register referred to therein, or which were required to be notified to our Company and the Stock Exchange pursuant to the Model Code, were as follows:

(A) Interests in the shares of the Company

Name of Director	Nature of interest	Relevant entity	Number and class of Shares[1]	Long position/ Short position	Approximate percentage of interest of each class of Shares in the Company[1]
Xiaopeng He	Interest in controlled corporation	Simplicity Holding Limited	327,708,257 Class B ordinary shares	Long position	94.0%
	Interest in controlled corporation	Respect Holding Limited	21,000,000 Class B ordinary shares	Long position	6.0%
	Interest in controlled corporation	Simplicity Holding Limited	4,400,000 Class A ordinary shares	Long position	0.3%
	Interest in controlled corporation	Galaxy Dynasty Limited	5,939,844 Class A ordinary shares	Long position	0.4%
	Beneficial owner[2]	N/A	29,506,786 Class A ordinary shares	Long position	1.9%
Fang Qu	Beneficial owner[3]	N/A	11,550 Class A ordinary shares	Long position	0.0%
Donghao Yang	Beneficial owner[4]	N/A	27,216 Class A ordinary shares	Long position	0.0%

Notes:

(1) As of June 30, 2026, the Company had 1,916,096,781 issued Shares in total, comprising 1,567,388,524 Class A ordinary shares (including 1,669,758 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan and 2025 Share Incentive Scheme) and 348,708,257 Class B ordinary shares.

(2) As of June 30, 2026, Mr. Xiaopeng He beneficially held 1,000,000 Class A ordinary shares, and he was interested in 28,506,786 Class A ordinary shares underlying 28,506,786 RSUs granted to him under the 2025 Share Incentive Scheme, which have not vested yet.

(3) As of June 30, 2026, Ms. Fang Qu beneficially held 11,550 Class A ordinary shares.

(4) As of June 30, 2026, Mr. Donghao Yang beneficially held 9,072 Class A ordinary shares, and he was interested in 18,144 Class A ordinary shares underlying 18,144 RSUs granted to him under the 2019 Equity Incentive Plan. On July 14, 2026, 9,072 RSUs in which Mr. Donghao Yang was interested vested according to the 2019 Equity Incentive Plan. As of the Latest Practicable Date, Mr. Donghao Yang beneficially held 18,144 Class A ordinary shares and he was interested in 9,072 Class A ordinary shares underlying 9,072 RSUs granted to him under the 2019 Equity Incentive Plan, which have not vested yet.

98 XPeng Inc.

General Information

Save as disclosed above, as of June 30, 2026, so far as was known to the Director and chief executive of the Company, none of the Directors or chief executive of the Company or their respective close associates had any interests or short/long positions in any Shares, underlying Shares or debentures of the Company or any of its associated corporations as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

(4) INTERESTS AND/OR SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2026, so far as was known to the Directors and chief executive of the Company, the following persons (other than the Directors or chief executive of the Company) had the following interests and/or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept pursuant to Section 336 of the SFO:

Name of Shareholder	Capacity/ Nature of interest	Number of Shares[1]	Long position/ Short position	Approximate percentage of shareholding in respective class of Share of the Company[1]
Class A ordinary shares				
Volkswagen Finance Luxemburg S.A.[2]	Beneficial interest	94,079,255	Long position	6.0%
Volkswagen AG[2]	Interest in controlled corporations	94,079,255	Long position	6.0%
Porsche Automobil Holding SE[2]	Interest in controlled corporations	94,079,255	Long position	6.0%
Ferdinand Porsche Familien-Holding GmbH[2]	Interest in controlled corporations	94,079,255	Long position	6.0%
Ferdinand Porsche Familien-Privatstiftung[2]	Interest in controlled corporations	94,079,255	Long position	6.0%
JPMorgan Chase & Co.[3]	Beneficial interest	83,605,919	Long position	5.3%
		86,183,611	Short position	5.5%
	Investment manager	1,369,177	Long position	0.1%
		2,035,426	Short position	0.1%
	Person having a security interest in shares	231,214	Long position	0.0%
	Trustee	28,106	Long position	0.0%
	Approved lending agent	25,998,122	Long position	1.7%
BlackRock, Inc.[4]	Interest in controlled corporations	81,465,448	Long position	5.2%
		3,503,984	Short position	0.2%
Class B ordinary shares				
Simplicity Holding Limited[5]	Beneficial interest	327,708,257	Long position	94.0%
Respect Holding Limited[5]	Beneficial interest	21,000,000	Long position	6.0%
Binghe Galaxy Limited[5]	Interest in controlled corporations	348,708,257	Long position	100.0%
Trident Trust Company (HK) Limited[6]	Trustee	348,708,257	Long position	100.0%

99 2 0 2 6 INTERIM REPORT General Information Notes: (1) As of June 30, 2026, the Company had 1,916,096,781 issued Shares in total, comprising 1,567,388,524 Class A ordinary shares (including 1,669,758 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan and 2025 Share Incentive Scheme) and 348,708,257 Class B ordinary shares. (2) On December 6, 2023, 94,079,255 Class A ordinary shares were issued by the Company to Volkswagen Finance Luxemburg S.A. pursuant to the VW Share Purchase Agreement. Volkswagen Finance Luxemburg S.A. is wholly owned by Volkswagen AG, which is 53.35% owned by Porsche Automobil Holding SE, and Porsche Automobil Holding SE is controlled by Ferdinand Porsche Familien-Holding GmbH through various entities, and Ferdinand Porsche Familien-Holding GmbH is 90% owned by Ferdinand Porsche Familien-Privatstiftung. Under the SFO, each of Volkswagen AG, Porsche Automobil Holding SE, Ferdinand Porsche Familien-Holding GmbH and Ferdinand Porsche Familien-Privatstiftung is deemed to be interested in the Shares held by Volkswagen Finance Luxemburg S.A. (3) As of June 30, 2026, JPMorgan Chase & Co. had long position of 111,232,538 Class A ordinary shares, short position of 88,219,037 Class A ordinary shares and lending pool of 25,998,122 Class A ordinary shares through its various subsidiaries or entities controlled by it. (4) As of June 30, 2026, BlackRock, Inc. had long position of 81,465,448 Class A ordinary shares and short position of 3,503,984 Class A ordinary shares through its various subsidiaries or entities controlled by it. (5) Simplicity Holding Limited and Respect Holding Limited are both wholly owned by Mr. Xiaopeng He (being the settlor) through Binghe Galaxy Limited under The Binghe Trust. (6) Trident Trust Company (HK) Limited was the trustee with respect to The Binghe Trust, which was interested in 348,708,257 Class B ordinary shares, and therefore Trident Trust Company (HK) Limited was deemed to be interested in all such Shares. Save as disclosed herein, there is no other person known to the Directors or chief executive of the Company who, as of June 30, 2026, had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO or who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company. (5) MODEL CODE FOR SECURITIES TRANSACTIONS The Company has adopted the Model Code as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period. (6) COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules. Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix C1 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed

100 XPeng Inc. General Information by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. Other than the above, the Company has complied with the code provisions set out in part 2 of the CG Code during the Reporting Period. (7) DISCLOSURE OF CHANGES IN DIRECTORS’ AND CHIEF EXECUTIVE’S INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES Mr. Yudong Chen was appointed as an independent non-executive Director on November 17, 2025, with effect from January 1, 2026. For the biographical details of Mr. Yudong Chen, please refer to the announcement of the Company dated November 17, 2025. Mr. Xiaopeng He was appointed as an independence director of Ant Group Co., Ltd. (螞蟻科技集團股份有限公司) on June 22, 2026. Upon specific inquiry by the Company, except as disclosed above, there is no change in information for any of the Directors or chief executive which would require disclosure pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and up to the Latest Practicable Date. (8) USE OF NON-GAAP FINANCIAL MEASURES The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

101 2 0 2 6 INTERIM REPORT General Information UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data) The table below sets forth certain information in relation to the unaudited interim reconciliations of GAAP and Non-GAAP results. For the Six Months Ended June 30, 2026 RMB 2025 RMB Loss from operations (3,017,004) (1,976,096) Fair value (gain) loss on derivative liability relating to contingent consideration (98,775) 84,225 Share-based compensation expenses 296,952 246,503 Non-GAAP loss from operations (2,818,827) (1,645,368) Net loss (3,121,164) (1,141,800) Fair value (gain) loss on derivative liability relating to contingent consideration (98,775) 84,225 Share-based compensation expenses 296,952 246,503 Non-GAAP net loss (2,922,987) (811,072) Net loss attributable to ordinary shareholders (3,121,164) (1,141,800) Fair value (gain) loss on derivative liability relating to contingent consideration (98,775) 84,225 Share-based compensation expenses 296,952 246,503 Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc. (2,922,987) (811,072) Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share Basic and diluted 1,911,657,495 1,900,912,109 Non-GAAP net loss per ordinary share Basic and diluted (1.53) (0.43) Weighted average number of ADS used in calculating Non-GAAP net loss per share Basic and diluted 955,828,748 950,456,055 Non-GAAP net loss per ADS Basic and diluted (3.06) (0.85)

102 XPeng Inc. General Information (9) REVIEW OF INTERIM REPORT BY THE AUDIT COMMITTEE OF THE COMPANY The Audit Committee of the Company comprises Mr. Donghao Yang (chairman), Mr. Ji-Xun Foo and Mr. HongJiang Zhang. Mr. Donghao Yang and Mr. HongJiang Zhang are both independent non-executive Directors. The Audit Committee of the Company has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2026. (10) REVIEW OF UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS The unaudited interim condensed consolidated financial statements, including reconciliation between U.S. GAAP and International Financial Reporting Standards, of the Group for the six months ended June 30, 2026 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The unaudited interim condensed consolidated financial statements of the Group for the six months ended June 30, 2026 have also been reviewed by the Audit Committee of the Company. (11) WEIGHTED VOTING RIGHTS The Company is controlled through weighted voting rights. Each Class A ordinary share has one vote per Share and each Class B ordinary share has ten votes per Share except with respect to resolutions regarding a limited number of Reserved Matters, where each Share has one vote. The Company’s WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who controls the Company with a view to its long-term prospects and strategy. Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with WVR Structures, in particular that interests of the WVR Beneficiary may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. Shareholders and prospective investors should make the decision to invest in the Company only after due and careful consideration.

2026 INTERIM REPORT 103

General Information

The table below sets out the ownership and voting rights to be held by the WVR Beneficiary as of the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Xiaopeng He[1]	Class A ordinary shares	11,339,844	0.2%
	Class B ordinary shares	348,708,257	69.0%

Note:

(1) Representing (i) 1,000,000 Class A ordinary shares held by Mr. Xiaopeng He, (ii) 2,839,844 Class A ordinary shares represented by ADSs and 3,100,000 Class A ordinary shares held through Galaxy Dynasty Limited, which is wholly-owned by Mr. Xiaopeng He, (iii) 4,400,000 Class A ordinary shares represented by ADSs held through Simplicity Holding Limited and (iv) 327,708,257 Class B ordinary shares and 21,000,000 Class B ordinary shares held through Simplicity Holding Limited and Respect Holding Limited, respectively. Simplicity Holding Limited and Respect Holding Limited are both wholly owned by Mr. Xiaopeng He (being the settlor) through Binghe Galaxy Limited under The Binghe Trust.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. As at the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 348,708,257 Class A ordinary shares, representing approximately 22.2% of the total number of issued Class A ordinary shares (including 1,271,768 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan and 2025 Share Incentive Scheme) as at the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares will cease when no WVR Beneficiary has beneficial ownership of any of our Class B ordinary shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B ordinary shares have transferred to another person of the beneficial ownership of, or economic interest in, all of the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B ordinary shares have been converted to Class A ordinary shares.

104 XPeng Inc. General Information (12) CORPORATE GOVERNANCE COMMITTEE The Corporate Governance Committee consists of three members, namely Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang, all of whom are independent non-executive Directors. Mr. Donghao Yang is the chairman of the Corporate Governance Committee. The charter of the Corporate Governance Committee is of no less exacting terms than those set out in the CG Code and is in compliance with Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company. The following matters are a summary of the work performed by the Corporate Governance Committee during the six months ended June 30, 2026. 1) reviewed and monitored the Company’s policies and practices on compliance with legal and regulatory requirements; 2) reviewed the Company’s compliance with the CG Code and the deviations from code provision C.2.1 of the CG Code and the Company’s disclosure for compliance with Chapter 8A of the Listing Rules; 3) reviewed and monitored the training and continuous professional development of Directors and senior management of the Company; 4) reviewed and monitored the code of conduct and compliance manual applicable to Directors and employees of the Company; 5) reviewed the remuneration and terms of engagement of the compliance adviser of the Company; 6) reviewed and monitored the management of conflicts of interests between the Company, a subsidiary of the Company and/or Shareholders (considered as a group) on one hand and the WVR Beneficiary on the other; 7) reviewed and monitored all risks related to the WVR Structure, including connected transactions between the Group/Shareholders on one hand and the WVR Beneficiary on the other; 8) reviewed and discussed matters related to the proposed re-election of the retiring Directors at the annual general meeting of the Company; 9) sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and 10) reported on the work of the Corporate Governance Committee covering all areas of its charter.

105 2 0 2 6 INTERIM REPORT General Information In particular, the Corporate Governance Committee has confirmed to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiary in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole. These measures include the Corporate Governance Committee ensuring that (i) any connected transactions are disclosed and dealt with in accordance with the requirements of the Listing Rules, (ii) any Directors who have a conflict of interest abstained from voting on the relevant board resolution, and (iii) the compliance adviser is consulted on any matters related to transactions involving the WVR Beneficiary or a potential conflict of interest between the Group and the WVR Beneficiary. The Corporate Governance Committee recommended the Board to continue the implementation of these measures and to periodically review their efficacy towards these objectives. Having reviewed the remuneration and terms of engagement of the compliance adviser, the Corporate Governance Committee confirmed to the Board that it was not aware of any factors that would require it to consider either the removal of the current compliance adviser or the appointment of a new compliance adviser. As a result, the Corporate Governance Committee recommended that the Board retain the services of the compliance adviser of the Company. (13) 2019 EQUITY INCENTIVE PLAN The 2019 Equity Incentive Plan was first adopted by the Board on June 28, 2020 and was further amended and restated in June 2021. The purpose of the 2019 Equity Incentive Plan is to enable the Company to attract and retain the services of directors and employees considered essential to the success of the Company and relevant member of the Group by providing additional incentives to promote the success of the Group as a whole. The Company renewed on January 1, 2021 the maximum number of RSUs which may be granted under the 2019 Equity Incentive Plan to 63,192,227, which represented 4% of the total Shares of the Company outstanding on December 31, 2020 and equal number of underlying Class A ordinary shares. On March 18, 2025, the Board adopted the 2025 Share Incentive Scheme and on June 27, 2025, the Shareholders approved the 2025 Share Incentive Scheme. Upon the effectiveness of the 2025 Share Incentive Scheme on June 27, 2025, the 2019 Equity Incentive Plan will be discontinued so that no further grant will be made under the 2019 Equity Incentive Plan. As a result, as at the beginning and the end of the Reporting Period, there was no RSUs that may be further granted under the 2019 Equity Incentive Plan. For the avoidance of doubt, all RSUs granted under the 2019 Equity Incentive Plan before the effectiveness of the 2025 Share Incentive Scheme will remain valid and be able to be vested, lapsed and cancelled pursuant to the terms and conditions of the 2019 Equity Incentive Plan. Details of the Outstanding RSUs Granted under the 2019 Equity Incentive Plan As of June 30, 2026, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2019 Equity Incentive Plan amounted to 14,202,217, representing approximately 0.74% of the total issued and outstanding Shares of the Company as of June 30, 2026. The table below shows the details of the outstanding RSUs granted under the 2019 Equity Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial

106 XPeng Inc.

General Information

shareholders of the Company, or their respective associates; or (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue (excluding treasury shares, if any), during the Reporting Period.

Grantees	Number of RSUs unvested as of January 1, 2026	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of June 30, 2026	Purchase price of RSUs granted
Director							
Donghao Yang	18,144[1][5][6]	0	0	0	0	18,144[1][5][6]	nil
Employees and other grantees[4]	**20,433,037[2][5][6]**	**0**	**4,613,568[3]**	**1,635,396**	**0**	**14,184,073[2][5][6]**	**nil**
Total	**20,451,181**	**0**	**4,613,568**	**1,635,396**	**0**	**14,202,217**	**nil**

Notes:

(1) The grant date of the RSUs unvested as of January 1, 2026 was July 12, 2024. The grant date of the RSUs unvested as of June 30, 2026 was July 12, 2024.

(2) The grant dates of the RSUs unvested as of January 1, 2026 were from January 28, 2022 to April 11, 2025. The grant date of the RSUs unvested as of June 30, 2026 were from July 25, 2022 to April 11, 2025.

(3) The weighted average closing prices of the Class A ordinary shares immediately before the dates on which the RSUs were vested were from HK$61.34 to HK$79.79 per Class A ordinary share.

(4) Other grantees were former employees of the Group.

(5) The exercise period of the RSUs granted shall commence from the date on which the relevant RSUs become vested and ended on the date the grantees are terminated for cause, subject to the terms of the 2019 Equity Incentive Plan and the award agreement signed by the grantees.

(6) Subject to the terms and conditions of the 2019 Equity Incentive Plan and the award agreements entered into between the Company and each of the grantees, the vesting schedules include: (i) 25% of the RSUs shall become service-vested on each of the annual anniversary of the vesting commencement date for a period of four (4) years after the grant; (ii) one-third of the RSUs granted shall become service-vested on each anniversary of the vesting commencement date for three (3) years after the grant; (iii) 25% of the RSUs shall become service-vested on a specific date or on the first anniversary of the vesting commencement date, and the remaining 75% of RSUs shall become service-vested in equal installments on each quarterly anniversary for a period of three (3) years thereafter; (iv) nil, nil, 50% and 50% of the RSUs shall become service-vested on each of the annual anniversary of the vesting commencement date for a period of four (4) years after the grant; and (v) all of the RSUs shall become service-vested on the first annual anniversary of the vesting commencement date.

(14) 2025 SHARE INCENTIVE SCHEME

The 2025 Share Incentive Scheme was adopted by the Board on March 18, 2025 and approved by the Shareholders on June 27, 2025. The purpose of the 2025 Share Incentive Scheme is to reward eligible participants who have contributed or will contribute to the Group, and to encourage eligible participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

As of June 30, 2026, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2025 Share Incentive Scheme amounted to 37,119,912, representing approximately 1.94% of the total issued and outstanding Shares of the Company as of June 30, 2026.

2026 INTERIM REPORT 107

General Information

The table below shows the details of the outstanding awards granted under the 2025 Share Incentive Scheme during the Reporting Period, except for which, no awards had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; or (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue (excluding treasury shares, if any), during the Reporting Period.

Grantees	Number of RSUs unvested as of January 1, 2026	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of June 30, 2026	Purchase price of RSUs granted
Director							
Xiaopeng He	28,506,786[1][2]	0	0	0	0	28,506,786[1][2]	nil
Senior management	**1,000,000[3][4]**	**0**	**0**	**0**	**0**	**1,000,000[3][4]**	**nil**
Employees and other grantees[5]	**4,565,400[6][7]**	**3,566,800[8]**	**57,798[9]**	**461,276**	**0**	**7,613,126[6][7]**	**nil**
Total	**34,072,186**	**3,566,800**	**57,798**	**461,276**	**0**	**37,119,912**	**nil**

Notes:

(1) The RSUs granted to Mr. Xiaopeng He unvested as of January 1, 2026 and June 30, 2026 were approved by the annual general meeting of the Company held on June 27, 2025.

(2) The RSUs granted to Mr. Xiaopeng He shall vest after the 12 months vesting period upon the satisfaction of certain performance targets as detailed in the announcement of the Company dated March 19, 2025.

(3) The grant date of the RSUs unvested as of January 1, 2026 and June 30, 2026 was October 1, 2025.

(4) The RSUs granted to the senior management are subject to the vesting condition and periods and certain performance targets as detailed in the announcement of the Company dated October 3, 2025. Subject to the terms and conditions of the 2025 Share Incentive Scheme and the applicable award agreement, the vesting schedule provides that 25% of the RSUs shall vest on each annual anniversary of the vesting commencement date over a period of four (4) years following the grant date. Vesting is subject to the satisfaction of applicable service conditions and the achievement of prescribed performance targets. The performance assessment is based on a range of criteria, including but not limited to work quality, efficiency, collaboration, management and strategic contribution. To achieve full vesting, the relevant senior management grantee must obtain a performance rating of Grade B or above during each vesting period.

(5) Other grantees were former employees of the Group.

(6) The grant dates of the RSUs unvested as of January 1, 2026 were from July 11, 2025 to October 1, 2025. The grant dates of the RSUs unvested as of June 30, 2026 were from July 11, 2025 to April 17, 2026.

(7) The RSUs granted to the employees and other grantees are subject to the vesting condition and periods as detailed in the announcement of the Company dated July 11, 2025, October 3, 2025, January 16, 2026 and April 17, 2026. Subject to the terms and conditions of the 2025 Share Incentive Scheme and the applicable award agreements, the vesting of the RSUs is subject to service-based vesting conditions. The relevant RSUs shall vest in tranches in accordance with the vesting schedule specified in the applicable award agreements entered into between the Company and each of the grantees. The vesting of the RSUs is not subject to the achievement of any performance targets.

(8) The grant dates were from January 16, 2026 to April 17, 2026. The closing prices of the Class A ordinary shares immediately before the dates of grants were from HK$70.00 to HK$80.95 per Class A ordinary share. Please see Notes 2(x) and 23 to the Consolidated Financial Statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A ordinary shares.

(9) The weighted average closing prices of the Class A ordinary shares immediately before the dates on which the RSUs were vested were from HK$65.89 to HK$79.79 per Class A ordinary share.

108 XPeng Inc. General Information The total number of Class A ordinary shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company, shall not in aggregate exceed 10% of the total number of Shares (including the Class A ordinary shares and Class B ordinary shares) in issue (excluding treasury shares) as at the date on which the 2025 Share Incentive Scheme is approved by the Shareholders. As at the beginning of the Reporting Period, the number of Class A ordinary shares available for future grant under the scheme mandate limit and the service provider sublimit of the 2025 Share Incentive Scheme is 156,546,689 and 9,531,047, respectively, representing approximately 8.20% and 0.50% of the total issued and outstanding Shares of the Company, respectively. As at the end of the Reporting Period, the number of Class A ordinary shares available for future grant under the scheme mandate limit and the service provider sublimit of the 2025 Share Incentive Scheme is 153,441,165 and 9,531,047, respectively, representing approximately 8.01% and 0.50% of the total issued and outstanding share capital of the Company, respectively. The number of Class A ordinary shares that may be issued in respect of RSUs (excluding the RSUs lapsed and cancelled during the Reporting Period) granted under the 2025 Share Incentive Scheme during the Reporting Period divided by the weighted average number of Class A ordinary shares in issue (excluding treasury shares, if any) for the six months ended June 30, 2026 was 0.2%. (15) IMPORTANT EVENTS AFTER THE REPORTING PERIOD Save as disclosed in Note 28 to the Notes to the Unaudited Condensed Consolidated Financial Statements in this report, no important events affecting the Group occurred since June 30, 2026 and up to the Latest Practicable Date. (16) SUFFICIENCY OF PUBLIC FLOAT Based on the information publicly available to the Company and to the knowledge of the Directors, from the Listing Date to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules. (17) FUND RAISING ACTIVITIES (a) Listing on the NYSE and Follow-on Offering (i) Listing on the NYSE In August 2020, the Company completed the initial public offering and was listed on the NYSE (the “Listing on the NYSE”) in which it offered and sold an aggregate 114,693,333 ADSs, representing 229,386,666 Class A ordinary shares with the offer price of US$15.00 per ADS, raising a total of US$1,655.7 million in

109 2 0 2 6 INTERIM REPORT General Information net proceeds after deducting underwriting discounts, commissions and expenses. The net proceeds from the Listing on the NYSE have been utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated August 28, 2020 as follows: • 50% of the net proceeds for research and development of our Smart EVs and technologies; • 30% of the net proceeds for selling and marketing and expansion of sales channels; and • 20% of the net proceeds for general corporate purposes, including working capital needs. There has been no change in the intended use of net proceeds disclosed as above, and the Company had fully utilized the net proceeds in accordance with such intended purposes depending on actual business needs. (ii) Net proceeds from Follow-on Offering In December 2020, the Company completed its follow-on public offering on the NYSE (the “Follow-on Offering”) in which the Company offered and sold an aggregate 55,200,000 ADSs, representing 110,400,000 Class A ordinary shares with the offer price of US$45.00 per ADS, raising a total of US$2,444.9 million in net proceeds after deducting underwriting discounts, commissions and expenses. The net proceeds from the Follow-on Offering have been utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated December 10, 2020 as follows: • 30% of the net proceeds for research and development of our Smart EVs and software, hardware and data technologies; • 30% of the net proceeds for sales and marketing and expansion of sales and service channels and super charging network, as well as the expansion of our footprints in the international markets; • 20% of the net proceeds for potential strategic investments in core technologies of Smart EV; and • 20% of the net proceeds for general corporate purposes, including working capital needs. There has been no change in the intended use of net proceeds disclosed as above, and the Company had fully utilized the net proceeds from the Follow-on Offering in accordance with the aforementioned intended purposes. (b) Initial Public Offering on the Hong Kong Stock Exchange On July 7, 2021, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. The Company issued a total of 97,083,300 Class A ordinary shares with the offer price of HK$165.00 per share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading

110 XPeng Inc. General Information fee of 0.005%) in the Global Offering. Net proceeds from the Global Offering, after deducting underwriting discounts and commissions, including the partial exercise of the over-allotment option, were approximately HK$15,823 million. There had been no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the Prospectus and the Company had fully utilized the amount of the net proceeds in accordance with such intended purposes. (18) APPRECIATION The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in the future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all shareholders. (19) SAFE HARBOR STATEMENT This interim report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this report is as of the Latest Practicable Date, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law. Corporate Information

2026 INTERIM REPORT 111

Corporate Information

DIRECTORS

Executive Director

Xiaopeng He (何小鵬) *(Chairman of the Board and Chief Executive Officer)*

Non-Executive Director

Ji-Xun Foo (符績勳)

Independent Non-Executive Directors

Donghao Yang (楊東皓)
Fang Qu (瞿芳)
HongJiang Zhang (張宏江)
Yudong Chen (陳玉東)

AUDIT COMMITTEE

Donghao Yang (楊東皓) *(Chairperson)*
Ji-Xun Foo (符績勳)
HongJiang Zhang (張宏江)

COMPENSATION COMMITTEE

Fang Qu (瞿芳) *(Chairperson)*
Xiaopeng He (何小鵬)
HongJiang Zhang (張宏江)

NOMINATION COMMITTEE

HongJiang Zhang (張宏江) *(Chairperson)*
Xiaopeng He (何小鵬)
Fang Qu (瞿芳)

CORPORATE GOVERNANCE COMMITTEE

Donghao Yang (楊東皓) *(Chairperson)*
Fang Qu (瞿芳)
HongJiang Zhang (張宏江)

COMPANY SECRETARY

Yeqing Zheng (鄭葉青)

AUTHORISED REPRESENTATIVES

Xiaopeng He (何小鵬)
Yeqing Zheng (鄭葉青)

CORPORATE HEADQUARTERS

No. 10, Cencun Fengzhuang Avenue
Tianhe District
Guangzhou
PRC

REGISTERED OFFICE IN CAYMAN ISLANDS

Ascentium (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

112 XPeng Inc. Corporate Information PRINCIPAL PLACE OF BUSINESS IN HONG KONG Room 1918, 19/F Lee Garden One 33 Hysan Avenue Causeway Bay Hong Kong PRINCIPAL SHARE REGISTRAR Ascentium (Cayman) Limited 4th Floor, Harbour Place 103 South Church Street P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Tricor Investor Services Limited 17/F, Far East Finance Centre 16 Harcourt Road Hong Kong COMPLIANCE ADVISER Guotai Junan Capital Limited 27/F, Low Block, Grand Millennium Plaza 181 Queen’s Road Central Hong Kong AUDITOR AND REPORTING ACCOUNTANTS PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F, Prince’s Building Central Hong Kong LEGAL ADVISERS TO THE COMPANY As to Hong Kong law: Freshfields 55th Floor, One Island East Taikoo Place Quarry Bay Hong Kong As to U.S. law: Sullivan & Cromwell (Hong Kong) LLP 20/F, Alexandra House, 18 Chater Road Central Hong Kong As to PRC law: Fangda Partners 27/F North Tower Beijing Kerry Centre 1 Guanghua Road Chaoyang District Beijing PRC As to Cayman Islands laws: Harney Westwood & Riegels 14th Floor, Alexandra House 18 Chater Road Central Hong Kong STOCK SHORT NAME XPENG — W STOCK EXCHANGE STOCK CODE 9868 NYSE SYMBOL XPEV COMPANY WEBSITE www.xiaopeng.com Definitions

113 2 0 2 6 INTERIM REPORT In this interim report, the following expressions have the meanings set out below unless the context requires otherwise. “2019 Equity Incentive Plan” the equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021 “2025 Share Incentive Scheme” the share incentive scheme adopted by the Board on March 18, 2025 and approved by the Shareholders on June 27, 2025 “ADSs” American depositary shares, each of which represents two Class A ordinary shares “Articles of Association” the articles of association of our Company adopted on August 20, 2020, as amended and restated in June 2026 and as amended from time to time “Board” the board of Directors of the Company “Class A ordinary shares” Class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company “Class B ordinary shares” Class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the Reserved Matters shall be voted on a one vote per share basis “Company”, “our Company”, “the Company” or “XPeng” or “XPENG” XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on NYSE “Director(s)” the director(s) of the Company “Dogotix” Dogotix Inc., an exempted company incorporated in the Cayman Islands with limited liability and an indirect subsidiary of the Company

114 XPeng Inc. Definitions “EV” or “electric vehicle” the battery electric vehicle used for the carriage of passengers “Global Offering” the global offering comprises the Hong Kong public offering of 4,250,000 Class A ordinary shares as well as the international offering of 80,750,000 Class A ordinary shares initially available for subscription and 12,083,300 Class A ordinary shares pursuant to the partial exercise of the over-allotment option “Group”, “the Group”, “our Group”, “we”, “our” or “us” the Company and its subsidiaries and consolidated variable interest entities from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time “HK$” or “Hong Kong dollars” Hong Kong dollars, the lawful currency of Hong Kong “Hong Kong” the Hong Kong Special Administrative Region of the PRC “Hong Kong Stock Exchange” or “Stock Exchange” The Stock Exchange of Hong Kong Limited “Latest Practicable Date” September 23, 2026, being the latest practicable date for ascertaining the contents set out in this report “Listing on the Hong Kong Stock Exchange” the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited “Memorandum” our memorandum of association (as amended from time to time), the current form of which was adopted on August 20, 2020 and amended and restated in June 2026 “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules

115 2 0 2 6 INTERIM REPORT Definitions “NYSE” New York Stock Exchange “PRC”, “China” or “Chinese Mainland” the People’s Republic of China, but for the purposes of this interim report only, except where the context requires, references in this interim report to PRC, China or Chinese Mainland exclude Hong Kong, Macau and Taiwan “Prospectus” the prospectus of the Company published on the website of the Hong Kong Stock Exchange on June 25, 2021 “Reporting Period” the six months ended June 30, 2026 “Reserved Matters” those matters resolutions with respect to which each Share is entitled to one vote at general meetings of our Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary winding-up of our Company “RMB” Renminbi, the lawful currency of the PRC “RSU(s)” restricted share units “SEC” the Securities and Exchange Commission of the United States “SFC” the Securities and Futures Commission of Hong Kong “SFO” the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time “Share(s)” the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires “Shareholder(s)” holder(s) of Shares and, where the context requires, ADSs “Smart EV(s)” EV(s) with a rich array of connectivity, advanced driver assistance systems and smart technology features

116 XPeng Inc. Definitions “substantial shareholder(s)” has the meaning ascribed to it under the Listing Rules “U.S.” or “United States” the United States of America, its territories and possessions, any state of the United States and the District of Columbia “U.S. GAAP” accounting principles generally accepted in the United States “US$” U.S. Dollars, the lawful currency of the U.S. “WVR Beneficiary” has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Xiaopeng He, being the holder of the Class B ordinary shares upon Listing on the Hong Kong Stock Exchange, entitling him to weighted voting rights “WVR Structure(s)” has the meaning ascribed to it under the Listing Rules “%” per cent In this interim report, if there is any inconsistency between the Chinese names of the entities, authorities, organisations, institutions or enterprises established in China or the awards or certificate given in China and their English translations, the Chinese version shall prevail.